LICENSE AGREEMENT
BY AND BETWEEN
EUSA PHARMA (UK) LIMITED
AND
AVEO PHARMACEUTICALS, INC
Dated: December 18, 2015

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11.12 Severability	67
11.13 Headings	67
11.14 No Waiver	67
11.15 No Third Party Beneficiaries	67
11.16 Costs	67
11.17 Further Assurances	67

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LICENSE AGREEMENT
This LICENSE AGREEMENT (this “Agreement”) is entered into as of December 18, 2015 (the “Effective Date”) by and between EUSA PHARMA (UK) LIMITED, with its principal offices at Breakspear Park, Breakspear Way, Hemel Hempstead, HP24TZ, United Kingdom (“Partner”), and AVEO PHARMACEUTICALS, INC., a Delaware corporation with its principal offices at One Broadway, 14th Floor, Cambridge, MA 02142 (“AVEO”). AVEO and Partner may be referred to herein each, individually, as a “Party” or, collectively, as the “Parties.”
RECITALS
WHEREAS, AVEO and KHK (as defined herein) have previously entered into the KHK Agreement (as defined herein) under which they have collaborated in the development, manufacture and commercialization of products incorporating the proprietary compound known as tivozanib for the treatment of cancer, with AVEO holding the rights to develop and commercialize such products outside of Asia;
WHEREAS, Partner is engaged in the development and commercialization of specialty pharmaceutical products in Europe and other countries around the world; and
WHEREAS, Partner is interested in obtaining an exclusive right and license to develop and commercialize tivozanib in the Field (as defined herein) in the countries listed in Exhibit A (the “Partner Territory”), and AVEO is willing to grant such rights and licenses to Partner, while retaining all rights outside of the Field and the Partner Territory, all as more particularly set forth below.
NOW, THEREFORE, in consideration of the foregoing premises and the covenants and obligations set forth in this Agreement, the Parties agree as follows:
ARTICLE 1.
DEFINITIONS
The initially capitalized terms below in this Article have the following meanings as used throughout this Agreement. Derivative forms of these defined terms shall be interpreted accordingly.
1.1“Affiliate” means, with respect to a Party, any entity that, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such Party. For this purpose, “control” means the ownership of fifty percent (50%) or more of the voting securities entitled to elect the directors or management of the entity, or the actual power to elect or direct the management or policies of the entity, whether by law, contract or otherwise.
1.2“Annual Regulatory Report” has the meaning given in Section 2.4(a).
1.3“AVEO Indemnitees” has the meaning given it in Section 8.1(a).
1.4“AVEO Program Inventions” means any and all Inventions made after the Effective Date (a) that relate to (i) the Licensed Compound or Licensed Products, (ii) any method of making, using (including a method of administration or dosage form) or testing the Licensed Compound or Licensed Products, or (iii) any article necessary or useful to practice (or in the case of testing, of or for the presence of) any method described in clause (ii) above, and (b) that are

Controlled by AVEO and discovered, made, or conceived solely by employees of AVEO or its Affiliates or Third Parties acting on behalf of or in conjunction with AVEO or its Affiliates, other than Partner Program Inventions or Joint Inventions.
1.5“AVEO Program Invention Patents” means all Patents claiming or disclosing AVEO Program Inventions.
1.6“AVEO Territory” means all countries and their respective possessions other than the Partner Territory and the KHK Territory.
1.7“AVEO’s Knowledge” means the actual knowledge of AVEO’s President and Chief Executive Officer, Chief Financial Officer, Chief Medical Officer, Vice President of Corporate Development and Alliance Management, Senior Corporate Counsel and Vice President of Technical Operations, and in respect of any intellectual property matters means that such people have made diligent enquiries of AVEO’s external intellectual property counsel.
1.8“Business Day” means a day other than Saturday, Sunday or a public holiday in New York, New York USA or England.
1.9“Calendar Year” means each successive period of twelve (12) calendar months commencing on 1st January.
1.10“Clinical Regulatory Filings” means data, filings or materials relating to Licensed Compounds or Licensed Products submitted to the applicable Regulatory Authorities, including (a) data derived from clinical trials, and (b) data, filings or materials relating to or contained in any CMC or DMF.
1.11“CMC” means the Chemistry, Manufacturing and Controls portion of any application for Marketing Approval.
1.12“Combination Products” means products in forms suitable for human applications that contain a Licensed Compound together with one or more other active ingredients that are sold either as a fixed dose/unit or as separate doses/units in a single package.
1.13“Commercial Plan” has the meaning given it in Section 2.2(d).
1.14“Commercially Reasonable Efforts” means the efforts required in order to carry out a task in a diligent and sustained manner without undue interruption, pause or delay, which level is at least commensurate with the level of efforts that a biopharmaceutical company would devote to a product of similar potential and having similar commercial and scientific advantages and disadvantages resulting from such company’s own research efforts (i.e., explicitly ignoring the royalty, milestone and all other payments due AVEO under this Agreement), taking into account its safety and efficacy, the competitiveness of alternative products, its proprietary position, pricing, reimbursement and other market-specific factors, and all other relevant factors. Commercially Reasonable Efforts requires (without limitation) that the Party exerting such efforts (a) promptly assign responsibility for its obligations to specific employee(s) who are held accountable for progress and monitor such progress on an ongoing basis, (b) set and continue to seek to achieve specific and meaningful objectives for carrying out such obligations, and (c) make and implement decisions and allocate resources designed to advance progress with respect to such objectives, in each case in a commercially reasonable manner.
1.15“Competing Product” means any pharmaceutical product or product candidate that: (a) contains (i) [**]. For the purpose of this Competing Product definition, [**] means any composition of matter [**]. For purposes of this Competing Product definition, [**] during the Term.
1.16“Competitive Infringement” has the meaning given it in Section 5.4(b).
1.17“Confidential Information” means all proprietary confidential non-public information received by either Party (the “Receiving Party”) from the other Party (the “Disclosing Party”) or disclosed by either Party to the other Party pursuant to this Agreement, which information is disclosed under circumstances reasonably indicating that it is confidential. As between the Parties, the KHK Agreement is the Confidential Information of AVEO. Notwithstanding the foregoing, Confidential Information shall not include information that, in each case as demonstrated by competent written documentation:
(a)    is publicly disclosed and made generally available to the public by the Disclosing Party, either before or after it becomes known to the Receiving Party;
(b)    was known to the Receiving Party, without obligation to keep it confidential, prior to the date of disclosure by the Disclosing Party;
(c)    is subsequently disclosed to the Receiving Party by a Third Party lawfully in possession thereof without obligation to keep it confidential and without a breach of such Third Party’s obligations of confidentiality;
(d)    has been publicly disclosed or made generally available to the public other than through any act or omission of the Receiving Party in breach of this Agreement; or
(e)    has been independently developed by the Receiving Party without the aid, application or use of the Disclosing Party’s Confidential Information (the competent written proof of which must be contemporaneous with such independent development).
1.18“Control” means, with respect to any Know-How, Patent Right or other intellectual property right, possession by a Party, directly or through an Affiliate controlled by such Party (whether by ownership or license (other than pursuant to this Agreement)) of the ability to grant a license or sublicense as provided for herein without violating the terms of any pre-existing written agreement with any Third Party. Any Patent, Know-How or other intellectual property right that is licensed or acquired by a Party following the Effective Date and that would otherwise be considered to be under the Control of a Party shall not be deemed to be under the Control of such Party if the application of such definition in the context of any licenses or sublicenses granted to the other Party under this Agreement would require the granting Party to make any additional payments or royalties to a Third Party in connection with such license or sublicense grants, unless the other Party agrees to pay the additional payments or royalties to the Third Party.
1.19“Debtor” has the meaning given it in Section 11.3.
1.20“Dispute” has the meaning given it in Section 10.1.
1.21“Distributor” means any non-sublicensee Third Party (i.e., any Third Party that is not granted a sublicense of the Licensed Technology) that has been granted the right to distribute or resell in the Partner Territory any quantities of Licensed Product, which quantities are sold by Partner or its Affiliates or Sublicensees.

1.22“DMF” means a Drug Master File in the United States or equivalent filing or filing serving a similar purpose in another regulatory jurisdiction.
1.23“Dollar” or “$” means United States Dollars.
1.24“EMA” means European Medicines Agency.
1.25“FDA” means the United States Food and Drug Administration or any successor entity.
1.26“Field” means the diagnosis, prevention and treatment of any diseases and conditions in humans other than non-oncologic diseases or conditions of the eye in humans.
1.27“First Commercial Sale” means, with respect to any Licensed Product, the first sale by Partner or one of its Affiliates or Sublicensees to a Third Party of such Licensed Product in a country in the Partner Territory after Marketing Approval of such Licensed Product has been obtained in such country; which for the avoidance of doubt, shall include named patient sales even if made prior to such Marketing Approval.
1.28“Force Majeure” has the meaning given it in Section 11.4.
1.29“FTE” means a full-time equivalent person year of scientific, technical, regulatory or professional work. An FTE shall consist of [**] hours per year, with any portion of an FTE calculated based upon hours worked divided by such annual total.
1.30“FTE Rate” means [**] Dollars ($[**]) per FTE.
1.31“GAAP” means U.S. generally accepted accounting principles, consistently applied.
1.32“Generic Product” means, with respect to a Licensed Product in any country in the Partner Territory, any pharmaceutical product that contains the Licensed Compound and that is distributed by a Third Party under a Marketing Approval approved by a Regulatory Authority in reliance, in whole or in part, on the prior approval (or on safety or efficacy data submitted in support of the prior approval) of such Licensed Product, including any product authorized for sale in the EU pursuant to a provision of Articles 10, 10a or 10b of Parliament and Council Directive 2001/83/EC as amended (including an application under Article 6.1 of Parliament and Council Regulation (EC) No 726/2004 that relies for its content on any such provision) or in any other country or jurisdiction pursuant to all equivalents of such provisions; provided, however, that a product licensed or produced by Partner or its Affiliates or Sublicensee(s) (i.e., an authorized generic product) will not constitute a Generic Product.
1.33“Independent Study” has the meaning given it in Section 2.2(c).
1.34“Indication” shall mean a distinct primary disease or medical condition (e.g., heart failure) including in relation to cancer, different forms of cancer (e.g. skin cancer or lung cancer) and in respect of cancer different cancer subtypes for which it is necessary to undertake separate clinical trials (not including phase I clinical trials) to obtain Marketing Approval for a product for such form of cancer (e.g. small cell lung cancer and non-small cell lung cancer or squamous non-small cell lung cancer and non-squamous non-small cell lung cancer or hepatocellular carcinoma and hepatoblastoma shall be separate Indications). Different lines of treatment for the same cancer subtype are not separate indications. Thus the Parties agree that (i) first line treatment and third line monotherapy treatment of RCC will not be considered separate

Indications. The parties also agree that if it is necessary to undertake a separate registrational clinical trial to obtain Marketing Approval for a Combination Product including the Licensed Compound and a checkpoint inhibitor, that will be considered a separate Indication for purposes of this Agreement.
1.35“Infringement” has the meaning given it in Section 5.4(a).
1.36“Invention” means any and all patentable inventions first conceived or reduced to practice by or on behalf of either Party or any of its Affiliates or sublicensees in the course of development activities in respect of the Licensed Technology under this Agreement. Inventorship of all Inventions shall be determined in accordance with United States patent law.
1.37“Joint Development Plan” has the meaning given it in Section 2.2(b).
1.38“Joint Inventions” means any and all Inventions, other than AVEO Program Inventions or Partner Program Inventions, that are discovered, made, or conceived jointly by (a) employees of AVEO or its Affiliates or Third Parties acting on behalf of or in conjunction with AVEO or its Affiliates and (b) employees of Partner or its Affiliates or Sublicensees or Third Parties acting on behalf of or in conjunction with Partner or its Affiliates or Sublicensees, such that a party under each of prong (a) and prong (b) are both named as joint inventors.
1.39“Joint Patents” means all Patents that claim Joint Inventions.
1.40“JSC” has the meaning given it in Section 2.2(a).
1.41“Key Launch Countries” means France, Germany, Italy, Spain, United Kingdom and the Key Non-EU Licensed Countries.
1.42“Key Non-EU Licensed Countries” means Brazil, Argentina, Venezuela, Australia and South Africa, provided that the Parties may change this by documented mutual agreement by the JSC under the procedure in Section 2.1.
1.43“KHK” means Kyowa Hakko Kirin Co., Ltd., a Japanese corporation with its principal offices at 1-6-1, Ohtemachi, Chiyoda-ku, Tokyo, 100-8185, Japan.
1.44“KHK Agreement” means that certain License Agreement entered into as of December 21, 2006 by and between AVEO and KHK, as amended from time to time.
1.45“KHK Indemnitees” has the meaning given it in Section 8.1(b).
1.46“KHK Territory” means the following countries and their respective territories and possessions: Afghanistan, Bahrain, Bangladesh, Bhutan, Brunei, Cambodia, India, Indonesia, Iran, Iraq, Israel, Japan, Jordan, Kuwait, Laos, Lebanon, Malaysia, Maldives, Mongolia, Myanmar, Nepal, North Korea, Oman, Pakistan, People’s Republic of China (including Hong Kong and Macao), Philippines, Qatar, Saudi Arabia, Singapore, South Korea, Sri Lanka, Syria, Taiwan, Thailand, Timor Leste, Turkey, United Arab Emirates, Vietnam and Yemen.
1.47“Know-How” means (i) all information, techniques, data, inventions, practices, methods, processes, knowledge, know-how, skill, experience, technical data, test results (including pharmacological, toxicological, clinical, analytical and quality control data, regulatory submissions, correspondence and communications, and marketing, distribution, pricing, cost, manufacturing, patent and legal data or descriptions), and (ii) compositions of matter, assays and other materials.

1.48“Licensed Compound” means 1-[2-chloro-4-(6,7-dimethoxyquinolin-4-yl)oxyphenyl]-3-(5-methyl-1,2-oxazol-3-yl)urea, otherwise known as tivozanib and any and all acids, bases, salts, stereoisomers, racemates, tautomers, polymorphs, complexes, chelates, crystalline and amorphous forms, prodrugs, solvates (including hydrates) metabolites and metabolic precursors (whether active or inactive) thereof.
1.49“Licensed Know-How” means all Know-How that (a) is Controlled by AVEO as of the Effective Date of this Agreement or thereafter during the Term, and (b) is necessary or reasonably useful in the research, development, manufacture and commercialization of any Licensed Compound, Licensed Product, or method of using (including methods of administration) or testing any of the foregoing (or any article necessary or useful to practice any such method) including but not limited to all Clinical Regulatory Filings, Safety Data and CMC data related to such Know-How Controlled by AVEO after the Effective Date, but excluding any Know-How in-licensed by AVEO after the Effective Date for which AVEO would owe a Third Party consideration if AVEO grants rights thereunder to Partner (unless Partner agrees in writing to pay such consideration), and further subject to the limited use of data from AVEO’s Independent Studies prior to Opt-In as described in Section 2.2(c). For purposes of clarity, Licensed Know-How includes (a), to the extent Controlled by AVEO, “Licensed Know-How” licensed by KHK to AVEO pursuant to the KHK Agreement and (b) the Know-How listed in Exhibit C. AVEO will provide instructions to its contractors identified in Exhibit C for them to disclose such items of Know-How listed in Exhibit C to Partner after the Effective Date within six (6) months of the Effective Date but earlier if and as required and on a timely basis for the Marketing Approval submission to the EMA for the Licensed Product in RCC, and to respond to requests for further information from the EMA as it considers such submission, and shall take all additional actions reasonably necessary to facilitate such transfer (other than payment of monies or relinquishment of other rights of AVEO). If required by any such contractor, AVEO will pay the reasonable costs incurred by such contractor in transferring such Licensed Know-How listed in Exhibit C. The Licensed Know-How disclosed by the contractors instead of directly by AVEO shall nevertheless be deemed disclosed by AVEO under this Agreement for purposes of the “Confidential Information” definition.
1.50“Licensed Patents” means (a) the Listed AVEO Patents, (b) the AVEO Program Invention Patents, (c) AVEO’s interest in the Joint Patents and (d) all other Patents Controlled by AVEO during the Term that claim or otherwise cover the Licensed Compound or any Licensed Product, or any method of making, using (including methods of administration) or testing of any of the foregoing, but excluding any Patent in-licensed by AVEO after the Effective Date for which AVEO would owe a Third Party consideration if AVEO grants rights thereunder to Partner.
1.51“Licensed Product Biomarker” means any and all biomarkers (including metabolite, DNA, RNA and protein profiles) discovered or developed by or on behalf of AVEO or Partner during the Term that (a) are for use with (including use in clinical testing of or use in any decision whether to prescribe), or (b) relate to, are associated with or are correlated with patient populations and/or tumors that do or do not respond to treatment with, in the case of each of (a) and (b), any one (1) or more Licensed Product(s). For purposes of clarity, Licensed Product Biomarkers include biomarker tests for detecting and measuring levels of any of the biomarker molecules described in the preceding sentence, whether in the form of testing products, test kits or tests performed at a centralized testing laboratory. Any such biomarker or biomarker test is a Licensed Product Biomarker regardless of its stage of discovery, development, advancement or commercialization, and whether or not the biomarker or biomarker test is already validated or recognized by any Regulatory Authority. For purposes of this definition, biomarkers or biomarker tests “discovered or developed by or on behalf of Partner” include those discovered or developed by Partner’s Affiliates, Sublicensees or contractors.

1.52“Licensed Product” means (a) any and all pharmaceutical compositions that contain the Licensed Compound and (b) other than for purposes of Article 4 hereof, a Licensed Product Biomarker intended for use in the Field discovered or developed by or on behalf of Partner or its Affiliates.
1.53“Licensed Technology” means both Licensed Patents and Licensed Know-How.
1.54“Listed AVEO Patents” means (a) all patents and patent applications listed in Exhibit B as may be updated from time to time during the Term; (b) all patent applications (including provisional and utility applications) claiming priority to or common priority with or based on any of the foregoing, including all divisionals, continuations, continuations-in-part, patents of addition and substitutions of any of the foregoing; (c) all patents issuing on any of the foregoing, and all reissues, reexaminations, renewals and extensions of any of the foregoing, (d) all counterparts to the foregoing in other countries; and (e) all supplementary protection certificates, restoration of patent term and other similar rights of AVEO and its Affiliates based on any of the foregoing.
1.55“Losses” has the meaning given it in Section 8.1.
1.56“M&A Event” has the meaning given it in Section 11.9.
1.57“Marketing Approval” means, with respect to a Licensed Product, all approvals (including supplements, amendments, pre- and post-approvals), licenses, registrations and authorizations (other than Pricing Approval) of any national, supra-national (e.g. the EMA), regional, state or local regulatory agency, department, bureau, commission, council or other governmental authority necessary for the manufacture, distribution, use or sale of such Licensed Product in a regulatory jurisdiction. For clarity, the Marketing Approvals with respect to the Licensed Products in the Partner Territory shall be issued in the name of Partner or its designated Affiliate or Sublicensee.
1.58“Net Sales” means the gross amount invoiced by Partner or its Affiliates and Sublicensees (and by Distributors if used by Partner to sell Licensed Products in France, Germany, Italy, Spain, United Kingdom, Belgium, Netherlands, Luxembourg, Austria, Poland, Portugal, Denmark, Finland, Iceland, Norway and Sweden) for the sale of Licensed Products in the Partner Territory (for the avoidance of doubt, such sales shall include named patient sales if sold for a profit but not if disposed of for free or at cost), less any of the following applicable deductions related to such sale and, except in the case of (e), included in the invoiced amounts: (a) normal, customary trade discounts (including volume discounts), credits, chargebacks, reductions, and rebates, and allowances and adjustments for rejections, recalls, outdated products, returns, in each event whether voluntary or required; (b) freight, shipping, insurance, sales, use, excise, value-added and similar customs, taxes, tariffs or duties imposed on such sale, transfer, or other disposition; (c) credits actually given or allowances actually made for wastage replacement, governmental program rebates, indigent patient and similar programs to provide Licensed Product on a no-profit or at-cost basis, to the extent actually deducted from the gross amount invoiced and either not required to be paid by, or refunded to, the customer or other payor; (d) amounts repaid or credits taken by reason of rejections, defects or returns or because of retroactive price reductions (to be clear, other than retroactive price reductions granted as part of any collections efforts or to resolve uncollectible accounts) or due to recalls or government laws or regulations requiring rebates; (e) an allowance for bad debt and uncollectible accounts, not to exceed [**] percent ([**]%) of the gross amount invoiced and not to exceed the amount of the allowance actually used by the invoicing entity to account for bad debt and uncollectible accounts with respect to such invoiced amounts to prepare the invoicing entity’s audited financial statements for financial reporting purposes. Even if there is overlap between any of deductions

(a)-(d), each individual item shall only be deducted once in each Net Sales calculation. Bad debt and uncollectible accounts shall be addressed solely by the deduction of the allowance provided for in clause (e) above in this paragraph, and any write-off of bad debt or uncollectible accounts shall not be deemed encompassed in any of deductions (a)-(d). Net Sales shall not include amounts for any Licensed Product furnished to a Third Party for which payment is not intended to be and is not received, such as Licensed Products used in clinical trials or Licensed Products distributed as promotional or free goods and free named patient supplies; provided that the amounts of such Licensed Products so made available are reasonable for the intended purpose and within customary amounts; and provided, further, that this sentence is not intended to address accounting for quantities of Licensed Products associated with bad debt or uncollectible accounts (which, to be clear, shall be dealt with only under clause (e) above).
Net Sales excludes amounts from sales or other dispositions of Licensed Product between Partner and any of its Affiliates or Sublicensees, solely to the extent that such entity purchasing a Licensed Product resells such Licensed Product to a Third Party and such resale is included in Net Sales.
Net Sales includes sales to any Distributor. If, in addition to or in lieu of a transfer price paid for quantities of Licensed Product supplied, any Distributor provides consideration to Partner or its Affiliates or Sublicensees in connection with the grant of rights to distribute any Licensed Product, then such consideration shall be included in the calculation of Net Sales in the quarter in which it is received by Partner, its Affiliates or Sublicensees.
Net Sales amounts shall be determined from the books and records of Partner and its Affiliates and Sublicensees maintained in accordance with GAAP consistently applied, and such amounts shall be calculated using the same accounting principles used for other products of Partner and its Affiliates and Sublicensees for financial reporting purposes.
On a country-by-country basis, on expiry of the Royalty Term in a country, sales of a Licensed Product in such country shall not be included in determining Net Sales for the purpose of establishing aggregate global Net Sales for the sales milestones in Section 4.2(c) or the royalty rates in Section 4.3.
In the event that a Licensed Product is sold in any country in the form of a Combination Product, Net Sales of such Combination Product shall be adjusted by multiplying actual Net Sales of such Combination Product in such country calculated pursuant to the foregoing definition of “Net Sales” by the fraction A/(A+B), where A is the average invoice price in such country of any Licensed Product that contains the Licensed Compound as such Combination Product as its sole active ingredient(s), if sold separately in such country and B is the average invoice price in such country of each product that contains active ingredient(s) other than the Licensed Compound contained in such Combination Product as its sole active ingredient(s), if sold separately in such country; provided that the invoice price in a country for each Licensed Product that contains only the Licensed Compound and each product that contains solely active ingredient(s) other than the Licensed Compound, included in the Combination Product shall be for a quantity comparable to that used in such Combination Product and of substantially the same class, purity and potency or functionality, as applicable. If either such Licensed Product that contains the Licensed Compound as its sole active ingredient or a product that contains the active ingredient(s) (other than the Licensed Product), in the Combination Product as its sole active ingredient(s) is not sold separately in a particular country, the Parties shall negotiate in good faith a reasonable adjustment to Net Sales in such country that takes into account the medical contribution to the Combination Product of and all other factors reasonably relevant to the relative value of, the Licensed Compound, on the one hand and all of the other active ingredient(s), as applicable, collectively, on the other hand, provided that until such negotiation and adjustment is completed, the Parties agree that Net Sales shall be calculated under the assumption that the Licensed Compound and each other active ingredient in the Combination Product have equal value.
1.59“Ophthotech Agreement” means the Research and Exclusive License Agreement between Ophthotech Corporation and AVEO dated November 10, 2014.
1.60“Opt-In” has the meaning given it in Section 2.2(c).
1.61“Other Licensee(s)” means any Third Party to which AVEO, KHK or any of their respective Affiliates has granted a license or sublicense to research, develop, manufacture or commercialize the Licensed Compound or a Licensed Product outside of the Partner Territory or for use outside of the Field.
1.62“Partner Indemnitees” has the meaning given it in Section 8.2.
1.63“Partner Know-How” means all Know-How that Partner develops or owns or Controls during the Term that relates in any way to the Licensed Compound or Licensed Products, or method of making, using (including methods of administration) or testing of any of the foregoing (or any article necessary or useful to practice any such method). The Partner Know-How includes all clinical data generated in clinical trials of the Licensed Product by or on behalf of Partner or its Affiliates subject to the limited use of data from Partner’s Independent Studies prior to Opt-In as described in Section 2.2(c).
1.64“Partner Patents” means all Patents that claim Partner Program Inventions.
1.65“Partner Program Inventions” means any and all Inventions that (a) relate to (i) the research, manufacture, development, commercialization and/or use of Licensed Compound or Licensed Products in the Field, (ii) any method of making, using (including a method of administration or dosage form) or testing the Licensed Compound or Licensed Products for use in the Field, or (iii) any article necessary or useful to practice (or in the case of testing, of or for the presence of) any method described in clause (ii) above, and (b) that are Controlled by Partner and discovered, made, or conceived solely by employees of Partner or its Affiliates or Third Parties acting on behalf of or in conjunction with Partner or its Affiliates.
1.66“Partner Region” means any of (i) Europe, (ii) Latin America (excluding Mexico), (iii) Africa and South Africa, or (iv) Australasia and New Zealand, with each Partner Region including the countries listed under such Partner Region in Exhibit A.
1.67“Partner Territory” has the meaning set forth in the Recitals above.
1.68“Partner Third-Party Claim” has the meaning given it in Section 8.2(c).
1.69“Party” and “Parties” have the meanings given such terms in the opening paragraph of this Agreement.
1.70“Patent” means any patent application or patent anywhere in the world, including all of the following kinds: provisional, utility, divisional, continuation, continuation-in-part, and substitution applications; and utility, re-issue, re-examination, renewal and extended patents, and patents of addition, and any supplementary protection certificates, restoration of patent terms and other similar rights.

1.71“Pharmstandard Agreement” the License Agreement between JSC Pharmstandard Ufimskiy Vitamin Plant and AVEO dated 4 August 2015.
1.72“Plans” means, as applicable, any Joint Development Plan, any Commercial Plan and/or any study design for an Independent Study.
1.73“Pricing Approval” means the approval or governmental decision establishing a price for a Licensed Product that can be charged to consumers and will be reimbursed by the applicable government authority(ies) in such country.
1.74“Prior Agreement” means the Confidential Disclosure Agreement between the Parties effective September 10, 2015.
1.75“Program Invention Patent Rights” means all Patents that claim Program Inventions.
1.76“Program Inventions” means, collectively, AVEO Program Inventions, Partner Program Inventions and Joint Program Inventions.
1.77“Prosecuting Party” has the meaning given it in Section 5.2(c)(ii).
1.78“RCC” means renal cell carcinoma.
1.79“Regulatory Authority” means any national, supra-national, regional, state or local regulatory agency, department, bureau, commission, council or other governmental entity in the Partner Territory involved in the granting of Marketing Approval for biological or pharmaceutical products.
1.80“Regulatory Documentation” shall mean (i) AVEO’s NDA for the Licensed Compound submitted to the FDA in 2012; (ii) the regulatory dossier, or MAA, for the RCC indication in electronic CTD format that is suitable for immediate submission to the EMA (provided that the Parties agree that for all purposes under this Agreement the MAA shall be deemed suitable for immediate submission to the EMA upon such submission by Partner, and that the subsequent evaluation of such MAA by the EMA shall have no bearing on such suitability); and (iii) AVEO’s completed manufacturing process validation protocols, final reports, and master validation for the Licensed Products, and (iv) to the extent relating to the Licensed Compound and necessary for Partner’s exercise of its rights under this Agreement (a) any and all other INDs, registrations, licenses, authorizations and approvals; (b) reports and material correspondence submitted to or received from Regulatory Authorities and supporting documents with respect thereto, in each case (a) and (b) that are in the possession, custody or control of AVEO and existing at the Effective Date
1.81“[**]” has the meaning given it in Section 5.4(i)(ii)(A).
1.82“Royalty Term” means, on a Licensed Product-by-Licensed Product and country-by-country basis, the period beginning on the First Commercial Sale of such Licensed Product in such country until the later to occur of (a) ten (10) years after the Effective Date, (b) the expiration of regulatory data exclusivity or market exclusivity in such country, or (c) the expiration of the last Valid Claim claiming or covering the composition, use or manufacture of the Licensed Product in the country in which such Licensed Product is manufactured or sold.

1.83“Safety Data” means adverse event information and other information (if any) required by one (1) or more Regulatory Authorities to be reported to such Regulatory Authorities under applicable laws.
1.84“SEC” has the meaning given it in Section 6.5(c)(iii).
1.85“Sublicensee” means a Third Party to whom Partner (or its Affiliate) has granted a sublicense under any Licensed Technology and shall not include a Distributor.
1.86“Term” has the meaning given in Section 9.1.
1.87“Third Party” means any person or entity other than a Party or an Affiliate of a Party.
1.88“Third-Party Claim” has the meaning given it in Section 8.1(a).
1.89“United States Business Day” means any day other than a Saturday, Sunday, or a day in which banks in New York, New York are closed.
1.90“Valid Claim” means a claim of an issued and unexpired patent within the Licensed Patents which has not been: (a) disclaimed, cancelled, withdrawn or abandoned, (b) dedicated to the public, (c) declared invalid, unenforceable, unpatentable or revoked by a decision of a court, government agency other authority of competent jurisdiction from which no appeal can be or has been taken, or (d) admitted to be invalid or unenforceable through reexamination, reissue or otherwise.
1.91“Value Added Tax” shall mean (a) in relation to any jurisdiction within the EU, the tax imposed by the Council Directive on the common system of value added tax (2006/112) and any national legislation implementing that directive together with legislation supplemental thereto and the equivalent tax (if any) in that jurisdiction; and (b) in any other country, any other value added, goods and services or similar tax chargeable on the supply or deemed supply of goods or services under applicable legislation; but, in each event, excluding any US sales tax.
1.92“Withholding Taxes” has the meaning given it in Section 4.11.
ARTICLE 2.
DEVELOPMENT AND COMMERCIALIZATION
2.1Diligence Obligations. Partner shall use Commercially Reasonable Efforts, at its sole cost and expense, to (i) commercialize the Licensed Product for the RCC Indication (if Marketing Approval is granted) in the Partner Territory, (ii) subject to AVEO’s full compliance with its obligations under Sections 2.10 and 2.11, file an application for, and diligently seek, Marketing Approval of a Licensed Product for the treatment of RCC with the EMA aiming for a target filing date of either February 8, 2016 or March 7, 2016, and (iii) thereafter (but not later than [**] after obtaining Marketing Approval from the EMA), file an application for Marketing Approval of a Licensed Product for the treatment of RCC in each of the Key Non-EU Licensed Countries unless Partner provides a reasonable reason why not to file in such country and in which case the Parties shall agree a replacement country. AVEO shall provide data and support for such filing in accordance with Sections 2.10 and 2.11. The scope of such commercialization activities shall include using Commercially Reasonable Efforts to seek Marketing Approval in the Key Launch Countries and each of the Key Non-EU Licensed Countries and upon receipt of Marketing Approval, (ii) using Commercially Reasonable Efforts to seek Pricing Approval, and (iii) using Commercially Reasonable Efforts to launch the Licensed Product in each country where Marketing Approval and Pricing Approval is obtained, provided that the Pricing Approval is reasonably acceptable to Partner, and (iv) Commercially Reasonable Efforts thereafter to actively promote to the appropriate audience(s) all Licensed Products that have Marketing Approval and Commercially Reasonable Efforts to fill the market demand for them in the countries where they are approved. Partner shall use Commercially Reasonable Efforts to launch all Licensed Products in the Key Launch Countries within [**] days of receiving Marketing Approval and Pricing Approval in such country, provided that the Pricing Approval is reasonably acceptable to Partner. Partner shall perform all of the foregoing activities in accordance with the prevailing industry standards and in compliance with all applicable laws. Partner shall not be relieved of its diligence obligations hereunder by the granting of any sublicense(s). The activities and achievements of any Sublicensee(s) shall be counted, however, towards Partner’s performance hereunder. After the Effective Date and through the submission by Partner of the application for Marketing Approval of the Licensed Product for the treatment of RCC with the EMA, Partner shall, on a reasonable and timely basis, (a) take all actions necessary to prepare and deliver to AVEO any information or materials required from Partner for the completion of such submission, (b) provide its comments to AVEO, if any, on draft submission documents and (c) otherwise cooperate with AVEO in AVEO’s preparation of the submission.
2.2Plans and Meetings.
(a)Joint Steering Committee. The Parties will establish a joint steering committee (the “JSC”) to provide advice and make recommendations on how to conduct the overall collaboration.  The JSC shall meet once every [**] months within each Calendar Year and may be conducted by telephone, videoconference or in person, provided that there is at least [**] per Calendar Year. Any in-person JSC meetings shall be held on an alternating basis between AVEO’s and EUSA’s facilities, unless otherwise agreed by the Parties. Each Party shall be responsible for its own expenses in attending such meetings. Each Party shall keep the other reasonably informed, through the JSC, of the details and progress of the activities in its respective territory. The JSC will consist of [**] representatives appointed by AVEO and [**] representatives appointed by Partner. The initial members of the JSC will be nominated by the Parties promptly following the Effective Date. Such representatives shall be individuals suitable in seniority and experience and having delegated authority to make decisions of the JSC with respect to matters within the scope of the JSC’s responsibilities; provided that it is understood that such individuals may need to seek appropriate authority from the relevant Party with respect to certain matters. Either Party may replace its respective JSC representatives at any time with prior written notice to the other Party; provided that such replacement is of comparable authority and scope of functional responsibility within that Party’s organization as the person he or she is replacing. Each Party will designate one of its [**] representatives who possesses a thorough understanding of the scientific and business issues relevant to this Agreement to act as the co-chair of the JSC. The co-chairs will be responsible for ensuring that activities occur as set forth in this Agreement, including ensuring that the JSC meetings occur, material recommendations and decisions of the JSC are properly reflected in minutes of the JSC, and any dispute is given prompt attention and resolved in accordance with Article 10 of this Agreement. During each meeting of the JSC, the JSC shall discuss (i) progress made in developing and commercializing Licensed Products in the Field since the previous meeting; (ii) the coordination of the attendance at, presentations and other matters relating to the promotion of Licensed Products in the Field at international seminars and conferences by KHK, Partner, AVEO and Other Licensees; and (iii) any modifications to Plans that have been made since the previous meeting and the reasons for such modifications, it being understood that no modifications may be made to such a plan that would result in failure of the diligence obligations in Section 2.1 to be satisfied. The JSC shall review and discuss the overall strategy for the development, manufacturing and commercialization of the Licensed Products in the Field, and coordinate the Parties’ respective activities for the Licensed Products between the Partner Territory and the

AVEO Territory; provided that, AVEO shall be responsible for all activities and decisions with respect to the AVEO Territory and Partner shall be responsible for all activities and decisions with respect to the Partner Territory in the Field.
(b)In coordination of activities, the Parties shall consider joint development opportunities. Any agreements between the Parties to conduct joint development activities shall be reflected in a joint development plan, to be reviewed and agreed upon by the Parties (the “Joint Development Plan”). If the Parties agree to a Joint Development Plan, then no later than thirty (30) days prior to each anniversary of the creation of such Joint Development Plan, the Parties shall agree to an updated Joint Development Plan. If either Partner or AVEO, or any of their respective (sub)licensees, desires to conduct a new clinical study or program which is not included in the Joint Development Plan, either, for example, to generate data for use in the development or promotion of the Licensed Product, or for reimbursement or pricing purposes, the proposing Party would present the proposed design and associated costs of such study or series of studies to the JSC. If the other Party agrees, the Parties would amend the Joint Development Plan to include such study or program as a jointly-funded study or program and the associated costs would be deemed joint development costs and shared pursuant to a cost-sharing ratio to be agreed to by the Parties, and all resulting data and Know-How would be available for use by each Party in each of their respective territories. With respect to development activities that are not mutually agreed to within the Joint Development Plan, each party shall have the right to conduct Independent Studies.
(c)Independent Studies. In the event that a Party, or any of its respective (sub)licensees, proposes a study that the other Party does not desire to co-fund (each, an “Independent Study”), the proposing Party would have the right to proceed with such Independent Study; provided, however, such Party would be solely responsible for the conduct and costs of such trial, and the non-funding party would have no rights to use any resulting data or Know-How for regulatory or commercialization purposes, except with respect to Safety Data or other information necessary to support Safety Data disclosure requirements in any filings with regulatory agencies in its territory, unless and until such non-funding Party “opts-in” to co-fund such study (the “Opt-In”). If a Party Opts-In it may use the resulting data and Know-How for any purpose consistent with the provisions of this Agreement. A Party conducting an Independent Study shall provide regular updates to the other Party at each JSC meeting on the progress and results of the Independent Study. At the conclusion of an Independent Study, the Party conducting the Study shall disclose in writing to the other Party all data from the Independent Study and all other relevant documentation and information relating to the Independent Study reasonably requested by the other Party to allow the other Party to make a fully informed decision on whether to Opt-In. Should the other Party elect to Opt-In, it must do so within [**] days of disclosure of all such data, documentation and information. With respect to AVEO’s planned phase 3 RCC study targeting the third line RCC setting (intended to support FDA approval for first and third line RCC and an EMA approval for third line RCC to complement the first line RCC approval), Partner may elect to Opt-In by reimbursing AVEO for fifty percent (50%) of AVEO’s total costs for such study, such reimbursement not to exceed a total of Twenty Million Dollars ($20,000,000). Should Partner elect to Opt-In to such study, it must do so within [**] days of disclosure in writing to Partner of all data from the study and all other relevant documentation and information relating to the study reasonably requested by Partner that would (a) support an application for Marketing Approval with the EMA or in one of the Key Launch Countries if Marketing Approval for the RCC Indication has been refused or (b) support an application for extension of Marketing Approval with the EMA or in one of the Key Launch Countries if Marketing Approval for the RCC Indication has been granted. With respect to AVEO’s planned phase 1 combination studies with a checkpoint inhibitor, Partner may elect to Opt-In by reimbursing AVEO for fifty percent (50%) of AVEO’s total costs for such studies, such reimbursement not to exceed a total Two Million Dollars ($2,000,000), upon approval of the application for Marketing Approval for the Licensed Product by the EMA. For any other Independent Studies conducted by either Party, the funding Party and non-funding Party may elect to discuss potential terms for an Opt-In that would include a mutually agreeable (i) reimbursement by the non-funding Party and (ii) to the extent applicable, rate of cost-sharing for any ongoing and expected subsequent development costs related thereto pursuant to an agreed upon cost-sharing ratio; provided that, the non-funding Party may not elect to Opt-In following regulatory approval in the particular indication being studied, unless otherwise mutually agreed to by the Parties.
(d)Commercial Plans. Beginning [**] days after submission of the first application for Marketing Approval of a Licensed Product in the Partner Territory, Partner shall deliver to AVEO a written plan that summarizes, by country in the Partner Territory, sales expectations, target audience, promotional and launch activities and anticipated commercialization expense for Licensed Products (the “Commercial Plan”). Once Partner begins to deliver Commercial Plans to AVEO, Partner shall provide an updated Commercial Plan to AVEO on at least an annual basis, at the same time that an annual update to the Joint Development Plan is made (if the Parties have entered into a Joint Development Plan), and shall notify AVEO of any material changes in the Commercial Plan no later than at the next JSC meeting. The Parties agree that the Commercial Plan shall not be subject to any prior approval or consent of AVEO.
(e)Activities of Affiliates and Sublicensees. The Parties shall include in each Plan and update thereto the accomplishments and activities of its respective Affiliates and sublicensees in the development and commercialization of Licensed Products for the Field in its territory as if such accomplishments or activities were such Parties’.
(f)Disclosure to KHK. Partner hereby acknowledges and agrees that this Agreement, any agreement between Partner and a Sublicensee, the Plans, all updates thereto, and all other plans, reports, data and information provided to AVEO hereunder may be disclosed to KHK in accordance with and subject to the KHK Agreement provided that it is subject to the terms of Article 6 hereof. Upon Partner’s reasonable request AVEO shall seek KHK’s written consent to Partner attending the annual Development Committee (as defined in the KHK Agreement) meeting to discuss the AVEO Annual Development Plan (as defined in the KHK Agreement).
2.3Clinical Trials in the Territory.
(a)KHK. Partner acknowledges that, under Section 3.8 of the KHK Agreement, KHK (whether itself or through its Affiliates, its licensees and distributors) retains the right to conduct clinical trials of Licensed Product in the Partner Territory if needed to support KHK’s (or its Affiliate’s or its licensee’s or distributor’s) development or commercialization of Licensed Products for the KHK Territory, subject to the prior written consent of AVEO, such consent not be unreasonably withheld, delayed or conditioned. Under the KHK Agreement, KHK has agreed to provide advance notification to AVEO before seeking to commence (i.e. before filing any clinical trial application to enable) such trials in the Partner Territory in order to obtain such consent, and so that KHK and AVEO and/or Partner, as applicable, may choose to coordinate their activities to the extent such parties desire to do so.
(b)KHK. To the extent that either Party receives any notification from KHK with respect to the proposed conduct of clinical trials in the Partner Territory in the Field, such Party shall promptly notify the other Party thereof, and the Parties shall cooperate with each other in good faith on an appropriate response to KHK with respect thereto and in discussions with each other and with KHK with respect to KHK’s proposed conduct of clinical trials in the

Partner Territory; provided that, as between the Parties, Partner shall make the final decision with regard to such response.
(c)AVEO. If AVEO intends to conduct any clinical trials in the Partner Territory, it shall provide advance notification to Partner before seeking to commence (i.e. before filing any clinical trial application to enable) such clinical trials. AVEO shall consult with Partner as to the scope and location of such clinical trials, take Partner’s views into account and shall not conduct such clinical trials (or any aspects of them) if Partner can demonstrate that they would be reasonably likely to materially affect Partner’s development and/or commercialization of Licensed Products in any part of the Partner Territory. Partner, having been advised of the scope and location of such proposed clinical trials, hereby grants consent to AVEO’s conduct of clinical trials in the Partner Territory for (i) the planned phase 3 RCC study targeting the third line RCC setting (intended to support FDA approval for first and third line RCC and an EMA approval for third line RCC to complement the first line RCC approval) and (ii) the planned phase 1 combination studies of the Licensed Product with a checkpoint inhibitor.
(d)Partner. If Partner intends to conduct any clinical trials in the AVEO Territory (other than in the countries and for the reason specified in the last sentence of this paragraph), it shall provide advance notification to AVEO before seeking to commence (i.e. before filing any clinical trial application to enable) such clinical trials. Partner shall consult with AVEO as to the scope and location of such clinical trials, take AVEO’s views into account and shall not conduct such clinical trials (or any aspects of them) if AVEO can demonstrate that they would be reasonably likely to materially affect AVEO’s development and/or commercialization of Licensed Products in any part of the AVEO Territory. Under the Pharmstandard Agreement, AVEO does not have the right to conduct, or to consent to Partner conducting, clinical trials in Azerbaijan, Armenia, Belarus, Georgia, Kazakhstan, Kyrgyzstan, Moldova, Russian Federation, Tajikistan, Turkmenistan, Uzbekistan and Ukraine.
2.4Sharing of Partner Clinical and Other Data.
(a)Annual Reports. From time to time (but no less frequently than annually), Partner shall disclose to AVEO a written summary, in a form reasonably acceptable to AVEO, of clinical data with respect to Licensed Compounds and Licensed Products generated by or under authority of Partner since the last such disclosure. It is understood that Partner’s obligation to provide summaries under this Section 2.4 can be fulfilled by providing a copy of the annual report describing clinical development with respect to Licensed Products (each an “Annual Regulatory Report”) conducted by or on behalf of Partner, that Partner (or others acting under its authority, including Sublicensees) provides to Regulatory Authorities in the Partner Territory, it being understood that such Annual Reports shall be the Confidential Information of Partner and subject to the terms of Article 6 herein.
(b)Access to Information. Subject to the limitation on the ability of a Party to use data from Independent Studies conducted by the other Party prior to Opt-In as described in Section 2.2(c), upon the request of AVEO delivered reasonably in advance, Partner shall provide prompt and complete access to and the right to use for purposes of the development and commercialization of Licensed Compounds and Licensed Products for any purpose outside the Partner Territory, any clinical data, Clinical Regulatory Filings, Safety Data and CMC data generated by Partner, its Affiliates and its Sublicensees. Partner shall include its Sublicensees’ Clinical Regulatory Filings data, Safety Data and CMC data in its reports to AVEO hereunder (or cause the Sublicensee to provide such a report to AVEO), and shall provide access to its Sublicensees’ Clinical Regulatory Filings and CMC data on the same basis as if the Sublicensees were such Party. If requested by AVEO, the Parties shall discuss any of Partner’s Annual Regulatory Reports or other filings or data shared by Partner hereunder. In addition to the reports, filings or data required to be shared as stated above in this Section 2.4, if reasonably necessary for AVEO or its Affiliates, KHK or Other Licensees to have access to the underlying raw data, case report forms or other original documents (including laboratory notebooks) generated by or on behalf of Partner (or its Affiliates and Sublicensees), Partner shall provide copies, or if required by Regulatory Authorities, access to the originals, of such items it being understood that such reports, filings and data shall be the Confidential Information of Partner and subject to the terms of Article 6 herein.
(c)KHK Access. Partner acknowledges that KHK has the right under the KHK Agreement to obtain access to any reports, filings and data provided by Partner (and its Affiliates and Sublicensees) hereunder; provided that such data shall be kept confidential and shall not be used to compete with Partner. Should Partner produce any data from an Independent Study in which AVEO does not elect to Opt-In, AVEO shall provide such data to KHK.
2.5Sharing of AVEO Clinical and Other Data.
(a)Annual Reports. Within thirty (30) days from the Effective Date and from time to time thereafter (but no less frequently than annually), AVEO shall disclose to Partner a written summary, in a form reasonably acceptable to Partner, of clinical data with respect to Licensed Compounds and Licensed Products generated by or under authority of AVEO since the last such disclosure. It is understood that AVEO’s obligation to provide summaries under this Section 2.5 can be fulfilled by providing a copy of the Annual Regulatory Report conducted by or on behalf of AVEO, that AVEO (or others acting under its authority, including sublicensees) provides to Regulatory Authorities in the AVEO Territory (each an “Annual Regulatory Report”). AVEO shall provide Partner with a copy of each of the AVEO Overall Clinical Development Plan (as defined in the KHK Agreement) and the AVEO Clinical Development Plan (as defined in the KHK Agreement) at the same time as it provides copies of such documents to KHK.
(b)Access to Information. Subject to the limitation on the ability of a Party to use data from Independent Studies conducted by the other Party prior to Opt-In as described in Section 2.2(c), upon the request of Partner delivered reasonably in advance, AVEO shall provide prompt and complete access to and the right to use for purposes of the development and commercialization of Licensed Compounds and Licensed Products for any purpose in the Partner Territory in the Field, any clinical data, Clinical Regulatory Filings, Safety Data and CMC data generated by AVEO, its Affiliates and its sublicensees, as necessary or useful to practice in the Field. AVEO shall include its sublicensees’ Clinical Regulatory Filings data, Safety Data and CMC data in its reports to AVEO hereunder (or cause the sublicensee to provide such a report to AVEO), and shall provide access to its sublicensees’ Clinical Regulatory Filings and CMC data on the same basis as if the sublicensees were such Party. If requested by Partner, the Parties shall discuss any of AVEO’s Annual Regulatory Reports or other filings or data shared by AVEO hereunder. In addition to the reports, filings or data required to be shared as stated above in this Section 2.5, if reasonably necessary for Partner or its Affiliates or Sublicensees to have access to the underlying raw data, case report forms or other original documents (including laboratory notebooks) generated by or on behalf of AVEO (or its Affiliates and sublicensees), AVEO shall provide copies, or if required by Regulatory Authorities, access to the originals, of such items, it being understood that such reports, filings and data shall be the Confidential Information of AVEO and subject to the terms of Article 6 herein.
(c)Partner Access. The Parties acknowledge that Partner, as a sublicensee of AVEO under the KHK Agreement, has the right under the KHK Agreement to obtain access to any reports, filings and data related to Licensed Products in the Field provided by KHK to AVEO under the KHK Agreement; it being understood that (i) such reports, filings and data shall be deemed AVEO’s Confidential Information for purposes of this Agreement, and (ii) such access shall not be construed in any way to permit Partner (or its Affiliates or Sublicensees) to use such reports, filings or data outside of the scope of the licenses granted to Partner hereunder. Such reports shall be provided by AVEO to Partner within 7 days of receipt by AVEO and if Partner requests AVEO to obtain access to any of KHK’s reports, filings and data related to Licensed Products in the Field then AVEO shall obtain such access from KHK on Partner’s behalf.
2.6Record Keeping. Each Party shall maintain complete and accurate records of all work (including research, development, clinical, manufacturing and commercialization) it conducts (itself or through its Affiliates or Third Parties) under this Agreement and all results, data and developments made pursuant to its efforts under this Agreement. Such records shall be complete and accurate and shall fully and properly reflect all work done and results achieved in the performance of this Agreement in sufficient detail and in good scientific manner appropriate for patent and regulatory purposes. Such records shall be maintained for as long as required by applicable law.
2.7Communications with Regulatory Authorities.
(a)Each Party shall keep the other Party informed on an ongoing basis regarding its (or its Affiliate’s or sublicensee’s) regulatory strategy, planned regulatory submissions and material communications with Regulatory Authorities with respect to all Licensed Products. Partner shall not communicate with Regulatory Authorities in the AVEO Territory regarding any Licensed Compound or Licensed Product without AVEO’s advance written consent, such consent not to be unreasonably withheld, delayed or conditioned. Partner shall not communicate with Regulatory Authorities in the KHK Territory regarding any Licensed Compound or Licensed Product without KHK’s advance written consent, which AVEO shall seek upon Partner’s request and which shall not be unreasonably withheld, delayed or conditioned. In addition, Partner shall promptly furnish to AVEO copies of all correspondence that Partner (or its Affiliate or Sublicensee) receives from, or submits to, any Regulatory Authority (including contact reports concerning conversations or substantive meetings) relating to any Licensed Product. Partner shall also provide to AVEO any meeting minutes that reflect material communications with any Regulatory Authority regarding a Licensed Product.
(b)AVEO shall not communicate with Regulatory Authorities inside of the Partner Territory regarding any Licensed Compound or Licensed Product without Partner’s advance written consent, such consent not to be unreasonably withheld, delayed or conditioned. In addition, AVEO shall promptly furnish to Partner copies of all correspondence that AVEO (or its Affiliate or Other Licensee) receives from, or submits to, any Regulatory Authority (including contact reports concerning conversations or substantive meetings) relating to any Licensed Product. AVEO shall also provide to Partner any meeting minutes that reflect material communications with any Regulatory Authority regarding a Licensed Product.
(c)Subject to Partner’s agreement to the scope and location of any clinical trials to be conducted by AVEO in the Field in the Partner Territory in accordance with Section 2.3(c), AVEO shall not be required to obtain Partner’s consent to communicate with Regulatory Authorities with respect to such clinical trials, and notwithstanding the provisions of Section 2.2(a), Partner shall have no responsibility or decision making authority for activities and decisions of AVEO with respect to such clinical trials conducted by AVEO in the Partner Territory.
(d)Subject to AVEO’s agreement to the scope and location of any clinical trials to be conducted by Partner in the Field in the AVEO Territory in accordance with Section

2.3(d), Partner shall not be required to obtain AVEO’s consent to communicate with Regulatory Authorities with respect to such clinical trials, and notwithstanding the provisions of Section 2.2(a), AVEO shall have no responsibility or decision making authority for activities and decisions of Partner with respect to such clinical trials conducted by Partner in the AVEO Territory.
(e)Partner acknowledges that KHK has the right to attend and observe (but not participate actively in) any material meeting or material conference call between Partner and any Regulatory Authority regarding Licensed Products in the Partner Territory and, if requested by AVEO, Partner shall reasonably cooperate with AVEO in coordinating the logistics of any such attendance or observation by KHK.
2.8Adverse Event/Safety Reporting Protocol. Within [**] days of the Effective Date, the Parties shall mutually agree in writing as to a detailed protocol regarding the exchange of all adverse event information on an ongoing basis, including a timeline. Such protocol must provide a timeline and scope for reporting between the Parties that is at least sufficient to allow both Parties and KHK, and their other licensees and sublicensees to satisfy their reporting obligations to Regulatory Authorities during the Term, worldwide. Once the protocol is agreed, each Party shall comply with it, and may propose updates to it from time to time. Each Party shall reasonably consider the other’s proposed updates and not withhold consent to any such updates that are needed to allow a Party to satisfy its reporting requirements to Regulatory Authorities (current or future, worldwide). Each Party shall require its Affiliates, Other Licensees, distributors (including the Distributors) and sublicensees, as applicable, to also comply with such protocol.
2.9Legal Compliance. In conducting any development activities hereunder, each Party shall, and shall cause its Affiliates and Sublicensees/Other Licensees (as appropriate) to, use Commercially Reasonable Efforts to ensure that its employees, agents, clinical institutions and clinical investigators comply with all applicable Regulatory Authority statutory and regulatory requirements with respect to Licensed Products, including those regarding protection of human subjects, financial disclosure by clinical investigators, approvals by research ethics committees, Good Clinical Practices, Good Laboratory Practices, Good Manufacturing Practices, and any conditions imposed by a reviewing research ethics committee or Regulatory Authority, and comparable laws, statutes and regulatory requirements throughout the Partner Territory/AVEO Territory, as applicable.
2.10Technology Transfer. AVEO shall transfer to Partner, at no cost to Partner, in support of Partner’s application for Marketing Approval with the EMA: (i) AVEO’s NDA for the Licensed Compound submitted to the FDA in 2012; (ii) the regulatory dossier, or MAA, for the RCC Indication in electronic CTD format that is suitable for immediate submission to the EMA; and (iii) the Licensed Know-How set out in Exhibit C within [**] months of the Effective Date but earlier if and as required and on a timely basis for the Marketing Approval submission to the EMA for the Licensed Product in RCC, and to respond to requests for further information from the EMA as it considers such submission. AVEO shall also transfer to Partner or its nominee, at no cost to Partner, the benefit of and interest in the orphan drug designation for the Licensed Product with number EU/3/10/747 (the “Orphan Drug Designation”) free from all encumbrances. AVEO shall or shall procure that any of its Affiliates will as soon as reasonably possible after the Effective Date sign any notices, applications, submissions, reports and other instruments, documents, correspondence or filings presented to it by Partner or its nominee that are necessary for: (i) the transfer to Partner or its nominee of the Orphan Drug Designation; or (ii) maintaining, renewing or varying the Orphan Drug Designation  in the period from the Effective Date until the transfer of the Orphan Drug Designation.

2.11Support by AVEO. Partner may from time to time request the additional reasonable assistance of AVEO in supporting Partner’s development, regulatory affairs and manufacturing activities with respect to Licensed Products in the Partner Territory. Such support shall be provided as follows:
(a)Until the grant of Marketing Approval by the EMA for the RCC Indication, in relation to the filing, and preparation for filing of the MAA for the RCC Indication and responding to questions from the EMA in relation to the MAA for the RCC Indication, AVEO shall provide an average (for the period from the Effective Date to the grant of Marketing Approval by the EMA for the RCC Indication) of approximately [**] hours of ad hoc assistance per month to Partner and its Affiliates and contractors in relation to all aspects of such MAA (e.g. CMC, Medical Affairs etc.) at no cost to Partner and shall use reasonable endeavors to answer all requests as promptly as possible and provide full and complete answers to the extent that the relevant information is known to and documentation held by AVEO. Partner agrees to reimburse AVEO at the FTE Rate at the end of each three month period following the Effective Date to the extent that AVEO has provided more than [**] hours of such assistance during such three month period, with a true-up to the average of [**] hours per month to be completed by the Parties at the end of each subsequent three month period.
(b)In relation to all support requested by AVEO other than that described in Section 2.11(a):
(i)With regard to ad hoc questions from Partner and its Affiliates and contractors AVEO shall provide answers to such questions free of charge; and
(ii)With regard to Partner projects that require sustained support by AVEO in excess of [**] hours in a three month period until the grant of Marketing Approval by the EMA for the RCC Indication, upon mutual written agreement of the Parties as to the scope and timing of such support, AVEO will use Commercially Reasonable Efforts to provide such agreed-upon support activities to Partner. Partner shall reimburse AVEO for its reasonable costs and expenses incurred in performing such additional agreed-upon support activities, including fully-burdened FTE-based compensation for its employees at the FTE Rate and all out of pocket expenses at cost, in each case within [**] days of a receipt of an invoice therefor provided that Partner has previously approved in writing all FTE costs and expenses.
(c)For the avoidance of doubt, AVEO shall be responsible for the costs of support provided by vendors and consultants to AVEO in connection with preparation of the MAA, including without limitation PAREXEL International Corporation, prior to the delivery to Partner of the regulatory dossier, or MAA, for the RCC Indication in electronic CTD format that is suitable for immediate submission to the EMA (“MAA Delivery”), but AVEO shall not be responsible for such costs after March 7, 2016. Partner shall be responsible for the costs of support provided by vendors and consultants, including without limitation PAREXEL International Corporation, after MAA Delivery, or after March 7, 2016, if that occurs prior to MAA Delivery.
2.12Supply of License Product. Partner shall be responsible for the manufacturing and supply of the Licensed Products for the Partner Territory; provided, however, that AVEO will introduce Partner to its contract manufacturing vendors (Hamari, Masy Systems, Catalent and Almac) and will use reasonable good faith efforts to assist Partner in its efforts to establish such supply.
2.13Recalls.

(a)Notification. Each Party shall, within [**] hours, notify the other Party in writing if it determines that any event, incident or circumstance has occurred which may result in the need for a “recall” or “market withdrawal” (or similar event as defined in the applicable national, state or local laws and regulations in the Partner Territory) (hereinafter referred to as a “Recall”) of a Licensed Product or any lot(s) thereof. AVEO shall also promptly notify Partner if AVEO receives any such notification from KHK or any other entity with respect to an actual or potential Recall in the KHK Territory or any other country. Partner acknowledges that AVEO may disclose to KHK any information about an actual or potential Recall in the Partner Territory, including information obtained from Partner hereunder.
(b)Allocation of Responsibility for Recalls. If at any time (i) any Regulatory Authority issues a request, directive or order for a Recall of a Licensed Product in the Partner Territory, or (ii) a court of competent jurisdiction orders a Recall of a Licensed Product in the Partner Territory, then the Parties shall promptly consult with each other on the appropriate course of action to be undertaken and the Parties shall reasonably cooperate with each other in the implementation of any Recall in the Partner Territory, provided that Partner shall have final decision-making authority with respect thereto. Partner shall bear all costs and expenses for the Recall in the Partner Territory.
ARTICLE 3.
LICENSE GRANTS
3.1Licenses to Partner. Subject to the terms and conditions of this Agreement, AVEO hereby grants to Partner during the Term, an exclusive, royalty-bearing (in accordance with Article 4) license or sublicense, as applicable, under the Licensed Technology (i) to research, develop, manufacture, use, sell, offer for sale and import Licensed Compound and Licensed Products for the Field, including to supply the Licensed Product on a named patient basis, in the Partner Territory; and (ii) to make, have made and use the Licensed Compounds and Licensed Products anywhere in the world for purposes of the activities described in clause (i) and (ii) subject to Section 2.3(d), to clinically test Licensed Products in the AVEO Territory and, subject to the prior written consent of KHK to be sought by AVEO and which shall not be unreasonably withheld, delayed or conditioned, the KHK Territory, solely for the purposes of the activities described in clause (i). The license granted to Partner in this Section 3.1 shall be sublicenseable solely as provided in Section 3.2, but shall otherwise be non-assignable and non-transferable (except as part of assigning this Agreement pursuant to Section 11.9).
3.2Sublicensing by Partner. Partner shall be entitled to grant sublicenses under its license of Section 3.1 subject to all of the following:
(a)Partner may choose such Sublicensees in its own discretion and the number of its Sublicensees shall not be limited;
(b)Partner must provide AVEO with a true, accurate and complete copy of each sublicense within [**] United States Business Days after execution;
(c)such Sublicensees cannot further sublicense except if all of the following conditions are satisfied: (i) the further sublicenses must be on terms consistent with this Agreement, including this Section 3.2; and (ii) the economic terms of the further sublicenses must be such that the further sublicensing does not reduce the consideration that will be paid to AVEO hereunder, relative to what it would have been had Partner’s direct Sublicensee conducted the activities;

(d)each sublicense shall be subject to the terms and conditions of this Agreement and the KHK Agreement, and Partner shall ensure that its agreements with Sublicensees are consistent with and impose obligations consistent with the terms and conditions regarding Sublicensees set forth in this Agreement and the KHK Agreement. Without limiting the generality of the foregoing, Partner shall in particular require its Sublicensees to make available Clinical Regulatory Filings, Safety Data, and underlying detailed data to AVEO and/or KHK as required by Section 2.4. In addition to the foregoing, in any sublicense Partner shall obtain ownership of or the right to grant KHK and its Affiliates and licensees, including AVEO, a royalty-free license having at least the same scope as the license of Section 3.3(e) under: (i) all Patents claiming inventions developed by or for the Sublicensee in Licensed Product-related activities that if invented by Partner would be Partner Program Inventions; and (ii) all Know-How developed in such activities that if owned or Controlled by Partner would be Partner Know-How;
(e)Partner shall remain responsible for each of its and its Affiliates’ Sublicensees’ compliance with the applicable terms and obligations of this Agreement, and any breach thereof by any such Sublicensee shall be deemed a breach of this Agreement by Partner; and
(f)Partner shall not be entitled to grant sublicenses in Germany, France, Italy, Spain and the United Kingdom; provided that Partner shall be entitled to grant sublicenses to its Affiliates in such countries, subject to the sublicense automatically terminating upon such Affiliate ceasing to be an Affiliate of Partner.
3.3Compliance with KHK Agreement.
(a)Partner acknowledges that the licenses granted to it pursuant to Section 3.1 include sublicenses to Know-How and Patents that have been licensed to AVEO by KHK pursuant to the KHK Agreement, and that such sublicenses are subject to the terms and conditions of the KHK Agreement. In the event of any conflict or inconsistency between this Agreement (or any agreement with an Affiliate or Sublicensee entered into under this Agreement) and the KHK Agreement, the Parties shall reasonably cooperate with each other and, if necessary, with KHK to implement terms under this Agreement (or such other agreement with an Affiliate or Sublicensee) that comply with the terms set forth in the KHK Agreement, subject to Section 3.3(c).
(b)AVEO shall have the sole right and responsibility for interacting with KHK with respect to any matter requiring such interaction with KHK under this Agreement or the KHK Agreement.
(c)AVEO shall obtain Partner’s consent, which may be withheld in Partner’s absolute discretion, before exercising its right to terminate the KHK Agreement, as set forth in Section 10.4 of the KHK Agreement, with respect to any country within Partner Territory.
(d)AVEO shall furnish Partner with copies of all notices received by AVEO relating to any alleged breach or default by AVEO under the KHK Agreement. Subject to consultation with Partner, AVEO shall use Commercially Reasonable Efforts to cure any such breach or default. Notwithstanding the foregoing, if AVEO is unable to address the alleged breach or default within the [**] day cure period set forth in Section 9.2 of the KHK Agreement, and KHK elects to terminate the KHK Agreement, then the following provisions shall apply:
(i)The sublicense granted by AVEO to Partner under the KHK Agreement shall survive in accordance with the terms of Section 10.7 of the KHK Agreement.

(ii)Notwithstanding the foregoing, if Partner (or any of its Affiliates or Sublicensees) have contributed to the breach or default giving rise to KHK’s termination of the KHK Agreement, AVEO shall have the right to terminate this Agreement in its entirety upon written notice to Partner and the effects of termination set forth in Sections 9.6 and 9.7 shall apply, except that, if requested by AVEO, Partner shall (and shall require its Affiliates and Sublicensees to) grant the rights, and perform the activities, set forth in Sections 9.6 and 9.7 directly to KHK.
(e)Grant-Back License.
(i)To AVEO. Subject to the limitations on the use of clinical data from Independent Studies set forth in Section 2.2(c), Partner hereby grants to AVEO a non-exclusive, royalty-free, irrevocable, sublicensable license under such Partner Program Inventions, Partner Patents and Partner Know-How (i) to research, develop, register, use, distribute, manufacture, package, promote, market, sell, offer for sale and import Licensed Compound and any Licensed Product in the AVEO Territory, provided that such proposed use or practice will not cause any detriment to the Licensed Product or its commercialization in the Partner Territory, and (ii) to make and have made Licensed Compound and any Licensed Product worldwide for purposes of the activities described in clause (i), and (iii) subject to Section 2.3(c), to clinically test Licensed Products anywhere in the world to obtain data to support any application for Marketing Approval in the AVEO Territory. AVEO shall provide Partner a copy of any such sublicense agreement within [**] Business Days of consummation of such sublicense agreement.
(ii)To KHK – Licensed Compound.To the extent that any Partner Program Invention or Partner Patent or Partner Know-How constitutes AVEO Product IP (as defined in the KHK Agreement), Partner hereby grants to AVEO an exclusive, irrevocable, royalty-free license, with the right to grant sublicenses to KHK, under such Partner Program Invention, Partner Patent and Partner Know-How for KHK and its Other Licensees (i) to research, develop, register, use, distribute, manufacture, package, promote, market, sell, offer for sale and import Licensed Compound and any Licensed Product (but excluding Licensed Product Biomarkers which are dealt with in Section 3.3(e)(iii) below) in the KHK Territory, (ii) to make and have made Licensed Compound and any Licensed Product (but excluding Licensed Product Biomarkers which are dealt with in Section 3.3(e)(iii) below) worldwide for purposes of the activities described in clause (i), and (iii) to clinically test Licensed Products anywhere in the world to obtain data to support any application for Marketing Approval in the KHK Territory.
(iii)To KHK – Licensed Product Biomarkers. To the extent that any Partner Program Invention or Partner Patent or Partner Know-How constitutes AVEO Product IP (as defined in the KHK Agreement), Partner hereby grants to AVEO a non-exclusive, irrevocable, royalty-free license, with the right to grant sublicenses to KHK, under such Partner Program Invention, Partner Patent and Partner Know-How for KHK and its Other Licensees (i) to research, develop, use, sell, offer for sale and import Licensed Product Biomarkers in the KHK Territory, (ii) to make and have made Licensed Compound and any Licensed Product worldwide for purposes of the activities described in clause (i), and (iii) to clinically test Licensed Products anywhere in the world to obtain data to support any application for Marketing Approval in the KHK Territory
(iv)Partner retains the right under any Partner Program Invention or Partner Patent or Partner Know-How that constitutes AVEO Product IP (as defined in the KHK Agreement) to research develop, manufacture and have manufactured Licensed Compounds and Licensed Products on a worldwide basis in furtherance of Partner’s development and/or commercialization of Licensed Products for the Field in the Partner Territory. Such licenses in

Sections 3.3(e)(ii) and (iii) may be sublicensed by KHK in accordance with Section 4.6 of the KHK Agreement. AVEO shall provide Partner a copy of any such sublicense agreement within four (4) United States Business Days of receipt from KHK.
3.4Use of Patents and Know-How. Each Party hereby covenants that it (and its Affiliates and sublicensees, as applicable) shall not practice the Patents or Know-How licensed to such Party hereunder outside the scope of the licenses to such Party under this Agreement.
3.5Reservation of Rights. Notwithstanding the scope of the license granted to Partner under Section 3.1, AVEO and its Affiliates and Other Licensees shall at all times reserve the right to make or have made the Licensed Compound and Licensed Product in the Partner Territory solely for use outside of the Partner Territory or for use outside of the Field worldwide. In addition, no right, title or interest is granted by either Party whether expressly or by implication to or under any Patents or Know-How, other than those rights and licenses expressly granted in this Agreement.
3.6No Implied Licenses. Except as explicitly set forth in this Agreement, neither Party grants under its intellectual property (including Patents) any license, express or implied, to the other Party.
3.7Technology Sublicensed from Third Parties. The licenses granted under this Article 3, to the extent they include (or come to include) sublicenses under Patents or Know-How of a Third Party, shall be subject to the terms and conditions of the agreement governing the license under which the sublicense is granted. If a good faith dispute between a Third Party (including KHK) and the Party that entered into a license with such Third Party arises about the interpretation of any provision of the agreement governing such Third Party license (including the KHK Agreement), the other Party shall use its Commercially Reasonable Efforts to ensure that its actions, if any, under this Agreement do not detrimentally affect the ability of the allegedly breaching Party to contest the interpretation advanced by such Third Party; provided, however, that in no event shall the obligation to exercise such Commercially Reasonable Efforts require such Party to waive any rights granted to it under this Agreement or otherwise available to it at law or in equity.
3.8Cross-Territory Sales.
(a)The Parties recognize that it is possible that Licensed Products originally sold by Partner (or its Affiliate, Sublicensee or distributor) in the Partner Territory may be imported and resold in the AVEO Territory or the KHK Territory. Partner shall take reasonable measures to prevent any such imports and/or sales, to the full extent permitted by law. Without limiting the foregoing, Partner shall, and shall cause its Affiliates, Sublicensees and distributors to, (a) label Licensed Products sold by it as being for sale in the Partner Territory (or a country thereof); and (b) refrain from selling Licensed Products to any entity that Partner or its Affiliate, Sublicensee or distributor has reason to believe will resell quantities of Licensed Product in the AVEO Territory or the KHK Territory.
(b)The Parties recognize that it is possible that Licensed Products originally sold by AVEO or KHK (or its Affiliate, Other Licensee or distributor) in the AVEO Territory or KHK Territory may be imported and resold in the Partner Territory. AVEO shall, and shall procure that KHK shall, take reasonable measures to prevent any such imports and/or sales, to the full extent permitted by law. Without limiting the foregoing, AVEO shall, and shall cause its Affiliates, Sublicensees and distributors and KHK to, (a) label Licensed Products sold by it as being for sale in the AVEO Territory or KHK Territory (or a country thereof); and (b) other than as may occur pursuant to the Ophthotech Agreement, refrain from selling Licensed Products to any entity that AVEO or KHK or its Affiliate, Other Licensee or distributor has reason to believe will resell quantities of Licensed Product in the Partner Territory.
3.9Inventions by Service Providers.
(a)From all contractors performing services in connection with the manufacture, research, development and/or commercialization of Licensed Compounds and Licensed Products (excluding Sublicensees who will be entitled to sell the Licensed Product for their own account), Partner shall (i) obtain the royalty-free right of access and use by AVEO, KHK and its Other Licensees (including further sublicenses by KHK and such Other Licensees) to Clinical Regulatory Filings and Safety Data developed by any such contractors, as well as all underlying original data and documentation as described in Section 2.5, for purposes of development and commercialization of Licensed Products in the Field in the AVEO Territory and the KHK Territory under this Agreement, and (ii) obtain the royalty-free right to grant to AVEO non-exclusive sublicenses (including the right of AVEO to grant further sublicenses, and further sublicenses by such sublicensees), having at least the same scope as the license to AVEO in Section 3.5(d), under the Patents and Know-How developed by such contractors in the course of conducting activities with respect to Licensed Compounds or Licensed Products that if claiming an invention invented by Partner or Know-How owned or Controlled by Partner would be Partner Program Inventions or Partner Patents or Partner Know-How. Information provided by a Partner contractor (or of a Partner contractor provided by Partner) to AVEO under this Section 3.9(a) shall be the Confidential Information of Partner and subject to the Terms of Article 6 herein. Partner shall ensure that any and all Inventions made after the Effective Date (a) that relate to (i) the Licensed Compound or Licensed Products, (ii) any method of making, using (including a method of administration or dosage form) or testing the Licensed Compound or Licensed Products, or (iii) any article necessary or useful to practice (or in the case of testing, of or for the presence of) any method described in clause (ii) above, and that are discovered, made, or conceived solely by employees of Partner or its Affiliates or Third Parties acting on behalf of or in conjunction with Partner or its Affiliates, other than Licensed Technology, are Controlled by Partner.
(b)From all contractors performing services in connection with the manufacture, research, development and/or commercialization of Licensed Compounds or Licensed Products (excluding KHK and Other Licensees, who will be entitled to sell the Licensed Product for their own account), AVEO shall (i) obtain the royalty-free right of access and use by Partner and its Affiliates and Sublicensees (including further sublicenses by such Sublicensees) to Clinical Regulatory Filings and Safety Data developed by any such contractors as well as all underlying original data and documentation as described in Section 2.4, for purposes of development and commercialization of Licensed Products in the Field in the Partner Territory under this Agreement, and (ii) obtain the royalty-free right to grant to Partner non-exclusive Sublicenses (including the right of Partner to grant further Sublicenses, and further sublicenses by such Sublicensees), having at least the same scope as the license to Partner in Section 3.1, under the Patents and Know-How developed by such contractors in the course of conducting activities with respect to Licensed Compounds or Licensed Products that if claiming an invention invented by AVEO or Know-How owned or Controlled by AVEO would be AVEO Program Inventions or AVEO Know-How. Information provided by an AVEO contractor (or of a AVEO contractor provided by AVEO) to Partner and its Sublicensees under this Section 3.9(b) shall be the Confidential Information of AVEO and subject to the terms of Article 6 herein. AVEO shall ensure that any and all Inventions made after the Effective Date (a) that relate to (i) the Licensed Compound or Licensed Products, (ii) any method of making, using (including a method of administration or dosage form) or testing the Licensed Compound or Licensed Products, or (iii) any article necessary or useful to practice (or in the case of testing, of or for the presence of) any method described in clause (ii) above, and that are discovered, made, or conceived solely by employees of AVEO or its Affiliates or Third Parties acting on behalf of or in conjunction with AVEO or its Affiliates, other than Partner Program Inventions or Joint Inventions, are Controlled by AVEO.
ARTICLE 4.
COMPENSATION
4.1Research and Development Funding. Partner will pay to AVEO for the research and development costs incurred by AVEO to fund activities directly in furtherance of Licensed Product clinical, regulatory and manufacturing process development in support of obtaining Marketing Approval (a) Two Million Five Hundred Thousand Dollars ($2,500,000) within fifteen (15) days of the Effective Date and provision of a valid tax invoice to Partner by AVEO for such amount (in the form of Exhibit E), and (b) Four Million Dollars ($4,000,000) upon EMA grant of Marketing Approval for the RCC Indication. Partner shall notify AVEO of such approval promptly AVEO shall provide a valid tax invoice to Partner for such amount which shall be payable by Partner within fifteen (15) days of receipt of such invoice.
4.2Milestone Payments.
(a)Regulatory Milestones for RCC. Partner will pay to AVEO the following nonrefundable (but without prejudice to Partner’s right to bring a claim for breach of this Agreement, including damages for loss) milestone payments once each upon the first occurrence of the corresponding event as set forth below:

Event Milestone	Event Payment
Reimbursement approval for the RCC Indication in each of the Key Launch Countries other than the Key Non-EU Licensed Countries	$2,000,000, per country, up to $10,000,000 total
Grant of Marketing Approval in 3 of 5 of the Key Non-EU Licensed Countries	$2,000,000

(b)Regulatory Milestones for Other Indications. Partner will pay to AVEO the following nonrefundable milestone payments upon each Licensed Product Indication achieved in addition to the RCC Indication, for up to a maximum of three additional Indications, and a Combination Product comprising the Licensed Compound and a checkpoint inhibitor, as described in Section 1.34 above shall be considered a separate Indication:

Event Milestone	Event Payment
EMA filing for Marketing Approval	$2,000,000
EMA grant of Marketing Approval	$5,000,000

(c)Sales Milestones. Partner will pay to AVEO as additional consideration for the exclusive license grant, the following one-time sales milestone payments in respect of the first Calendar Year in which aggregate global Net Sales of all Licensed Products in that Calendar Year in the Partner Territory achieve the thresholds set out below:

Calendar Year Net Sales of Licensed Products	Payment
First Calendar Year in which aggregate global Net Sales of all Licensed Products for that Calendar Year in the Partner Territory surpass $[**]	[**]
First Calendar Year in which aggregate global Net Sales of all Licensed Products for that Calendar Year in the Partner Territory surpass $[**]	[**]
First Calendar Year in which aggregate global Net Sales of all Licensed Products for that Calendar Year in the Partner Territory surpass $[**]	[**]
First Calendar Year in which aggregate global Net Sales of all Licensed Products for that Calendar Year in the Partner Territory surpass $[**]	[**]
First Calendar Year in which aggregate global Net Sales of all Licensed Products for that Calendar Year in the Partner Territory surpass $[**]	[**]
First Calendar Year in which aggregate global Net Sales of all Licensed Products for that Calendar Year in the Partner Territory surpass $[**]	[**]
First Calendar Year in which aggregate global Net Sales of all Licensed Products for that Calendar Year in the Partner Territory surpass $[**]	[**]

For the sake of clarity, each sales milestone payment is separate and may only be earned once, but if more than one Net Sales threshold is reached in the same Calendar Year, all of such sales milestone amounts shall be due and owing at the end of such year. The aggregate amount of the sales milestone payments that may be paid to AVEO during the Term if all seven thresholds are satisfied is Three Hundred Thirty Five Million Dollars ($335,000,000).
(d)Payments by Partner under this Section 4.3 shall be payable to AVEO within thirty (30) days after such achievement (whether achieved by or on behalf of Partner, its Affiliate or any Sublicensee, or any other entity acting on behalf of any of them).
(e)Partner shall notify AVEO of the achievement of each of the foregoing milestones within fifteen (15) days after each such achievement. Any milestone payments shall be reflected on a valid tax invoice provided to Partner by AVEO.
4.3Royalty Payments. Partner shall pay AVEO royalties, calculated as a percentage of annual Net Sales of Licensed Products in the Partner Territory, using the following royalty rates:

Amount of annual Net Sales	Royalty Rate
For that portion of Net Sales in any given Calendar Year of less than or equal to $[**]	[**]%
For that portion of Net Sales in any given Calendar Year of greater than $[**], but less than or equal to $[**]	[**]%
For that portion of Net Sales in any given Calendar Year of greater than $[**], but equal to or less than $[**]	[**]%
For that portion of Net Sales in any given Calendar Year of greater than $[**]	[**]%

The obligation to pay royalties under this Section 4.3 shall continue on a country-by-country basis and a Licensed Product by Licensed Product basis in the Partner Territory until the expiration of the Royalty Term for such Licensed Product in such country or the effective date of termination of this Agreement pursuant to Article 9.
4.4Royalty Reduction.
(a)Notwithstanding the foregoing, if it becomes necessary for Partner or its Affiliates or Sublicensees to access patent rights claiming priority from [**] in order to make, use or sell a Licensed Product in the Partner Territory (i.e., if it issues and covers the Licensed Product actually being commercialized, and withstands any challenge KHK may choose to bring), then:
(i)Partner acknowledges that KHK will be responsible for taking a license thereunder (on an exclusive or non-exclusive basis) or another similar right (such as a covenant not to sue) and for sublicensing (or otherwise transferring such license to AVEO and/or Partner and their respective Affiliates or sublicensees) in accordance with the terms of the KHK Agreement. Partner also acknowledges that KHK’s financial responsibility for any consideration due the licensor or damages assessed based on such Partner’s exercise of the rights that KHK obtains shall be limited (A) overall, to the amount of sublicensing revenue that KHK receives from AVEO with respect to this Agreement, and (B) with respect to consideration due to KHK’s licensor on Net Sales hereunder, to the amount of sublicensing revenue that KHK receives from AVEO based on Net Sales hereunder with any remaining amounts payable by Partner;
(ii)Subject to consultation with Partner, AVEO shall enforce the provisions of Section 5.6 of the KHK Agreement against KHK if KHK fails to comply with aforementioned obligations under the KHK Agreement; and
(iii)To the extent that AVEO is notified by KHK of KHK’s intent to commence any formal challenge to any such patents, AVEO will notify Partner and the Parties shall reasonably cooperate with each other and with KHK to discuss and seek to reach a common understanding whether such challenge would be likely to have a material adverse effect on AVEO’s or Partner’s (or their respective Affiliates’ or sublicensees’) ability to commercialize the Licensed Product in the Partner Territory and the most sensible course of action weighing the relevant probabilities, costs and benefits.
(b)If, at any time during the Royalty Term for a Licensed Product in a country in the Partner Territory, one or more Generic Products is commercially available in such country and, for the calendar quarter for which a royalty payment is being made by Partner hereunder such Generic Product(s) in the aggregate have a market share of more than [**]

percent ([**]%) of the aggregate market share of such Licensed Product and Generic Products (based on data provided by a reliable data source mutually acceptable to the Parties) as measured by unit sales in such country, then the royalties payable for such calendar quarter under Section 4.3 for such Licensed Product in such country shall be reduced by [**] percent ([**]%).
(c)Subject to Section 4.4(a), in the event that Partner requires a license of any Third Party rights in respect of the development, manufacture, use or sale of Licensed Products in any country in the Partner Territory, Partner will be responsible for obtaining license; provided that, Partner may deduct any reasonable legal costs incurred by Partner, its Affiliates and Sublicensees together with any royalties on Net Sales of the Licensed Product payable to such Third Party as follows: [**] percent ([**]%) of such payments will be deducted from royalties due to AVEO on account of Net Sales of the Licensed Product in those countries where AVEO is due such a royalty and in respect of which Partner, its Affiliates and Sublicensees have incurred legal costs; provided that this will not reduce AVEO’s royalty to less than [**] percent ([**]%) of the amount otherwise due. Deductions not exhausted in any calendar quarter may be carried into future calendar quarters.
4.5Joint Development Cost Sharing. In connection with any Joint Development Plan agreed by AVEO and Partner under Section 2.2(b), on a quarterly basis, the Parties shall exchange records of their respective costs and expenses. Following such exchange, there will be a dollar-for-dollar true-up: (i) if the applicable costs and expenses of Partner exceed Partner’s agreed share of the applicable costs and expenses, AVEO shall pay to Partner the amount of such excess, and (ii) if the applicable costs and expenses of AVEO exceed AVEO’s agreed share of the applicable costs and expenses, Partner shall pay to AVEO the amount of such excess.
4.6Amounts Due to KHK. AVEO shall be responsible for all payment obligations to (a) KHK under the KHK Agreement, and (b) any other Third Party licensor of AVEO under license agreements existing as of the Effective Date, on account of the exploitation of Licensed Products in the Partner Territory.
4.7Quarterly Payment Timing. All royalties due under Section 4.3 shall be paid quarterly, on a country-by-country basis, within forty five (45) days after the end of the relevant calendar quarter for which royalties are due or, if later, within seven (7) days after AVEO has provided Partner with a valid tax invoice for such amount.
4.8Royalty Reports.
(a)Reports. Within thirty (30) days after the end of each calendar quarter, Partner shall provide to AVEO a final written report stating:
(i)a statement of the amount of gross sales of Licensed Products in the Partner Territory during such calendar quarter;
(ii)an itemized calculation of Net Sales (A) in the Partner Territory as a whole and (B) on a country-by-country basis, showing for both (A) and (B) deductions provided for in the definition of Net Sales during such calendar quarter; and
(iii)a calculation of the royalty payment due on such Net Sales for such calendar quarter.
(b)Certain Requirements. Each report shall provide the information required on a country-by-country and Licensed Product-by-Licensed Product basis. Without limiting the generality of the foregoing, Partner shall require its Affiliates and Sublicensees to account for its Net Sales and to provide such reports with respect thereto as if such sales were made by Partner.
4.9Payment Method. Except as provided in Section 4.13 regarding blocked currency, all payments due under this Agreement to AVEO shall be made by bank wire transfer in immediately available funds to an account designated by AVEO. All payments hereunder shall be made in Dollars. Each Party shall bear all fees, commissions and any other costs charged by its own bank in connection with bank transfers under this Agreement.
4.10No Credits or Refunds. All payments to AVEO hereunder shall be noncreditable and nonrefundable, except only (a) without prejudice to Partner’s right to bring a claim for breach of this Agreement, including damages for loss and (b) to the extent that an audit conducted pursuant to Section 4.15 below confirms that Partner had overpaid amounts to AVEO, in which case Partner may credit such overpaid amounts against future amounts payable to AVEO hereunder.
4.11Taxes. Partner shall be responsible for and may withhold from payments made to AVEO under this Agreement any taxes required to be withheld by Partner under applicable law. Accordingly, if any such taxes are levied on such payments due hereunder (“Withholding Taxes”), Partner shall (a) deduct the Withholding Taxes from the payment amount, (b) pay all applicable Withholding Taxes to the proper taxing authority, and (c) send evidence of the obligation together with proof of tax payment to AVEO within thirty (30) days following that tax payment. If AVEO has the possibility to apply for any exemption from, or reduction in the rate of, withholding taxes under any double taxation or similar agreement or treaty in force from time to time and requests Partner’s assistance, the Parties shall reasonably cooperate in seeking such exemption or reduction.
4.12Value Added Tax. Notwithstanding anything contained in Section 4.11, this Section 4.12 shall apply with respect to value added tax (“VAT”). All payments by Partner to AVEO under this Agreement shall be exclusive of VAT, which shall not be deducted or offset from any amount payable by Partner to AVEO under this Agreement. If any VAT is chargeable in respect of any payments, Partner shall pay VAT at the applicable rate in respect of any such payments following the receipt of a VAT invoice in the appropriate form issued by AVEO in respect of those payments, such VAT to be payable on the later of the due date of the payment of the payments to which such VAT relates and thirty (30) days after the receipt by Partner of the applicable invoice relating to that VAT payment.
4.13Blocked Currency. In each country where the local currency is blocked and cannot be removed from the country, royalties accrued in that country shall be paid to AVEO in the country in local currency by deposit in a local bank designated by AVEO, unless the Parties otherwise agree.
4.14Foreign Exchange. If any currency conversion shall be required in connection with the calculation of amounts payable hereunder, such conversion shall be made using the average of the exchange rates for the purchase and sale of Dollars, as reported by The Wall Street Journal. on the last Business Day of the calendar quarter to which such payment pertains. With any payment in relation to which a currency conversion is performed to calculate the amount of payment due, Partner, shall provide to AVEO a true, accurate and complete copy of The Wall Street Journal exchange rates used in the calculation.
4.15Partner Records; Inspection

(a)Partner shall keep, and ensure that its Affiliates keep, complete and accurate records of its costs and expenses incurred under the Joint Development Plan and any Independent Study conducted by Partner, and its sales and other dispositions (including use in clinical trials, or provision on a compassionate use basis, or as marketing samples, or as named patient sales) of the Licensed Products including all such records that may be necessary for the purposes of calculating all payments due under this Agreement. Such records shall be kept for a period of five (5) years from the end of the calendar quarter in which such costs or expenses were incurred or such sale or other disposition was made. Partner shall make such records available for inspection by an accounting firm selected by AVEO under Section 4.15(c) at Partner’s premises on reasonable notice during regular business hours (in accordance with the remaining provisions of this Section 4.15) no more than once in any Calendar Year.
(b)Upon timely request and at least thirty (30) days’ prior written notice from AVEO, Partner shall permit such audit to be conducted during regular business hours in such a manner as to not unnecessarily interfere with Partner’s normal business activities. Such audit shall be limited to results in any period that has not previously been audited under this Section 4.15, not to exceed five (5) years prior to the audit notification.
(c)At AVEO’s expense no more than once per Calendar Year, AVEO has the right to retain an independent certified public accountant from a nationally recognized accounting firm to perform on behalf of AVEO an audit, conducted in accordance with GAAP, of such books and records of Partner and its Affiliates as are deemed necessary by the independent public accountant to report on Net Sales for the period or periods requested by AVEO and the correctness of any report or payments made under this Agreement (all subject to subsection (b)).
(d)Partner shall ensure that its Sublicensees keep complete and accurate records of such Sublicensee’s costs and expenses incurred under the Joint Development Plan and any Independent Study conducted by Partner, and sales and other dispositions (including use in clinical trials, provision on a compassionate use basis, or as marketing samples, or as named patient sales) of the Licensed Products including all such records that may be necessary for the purposes of calculating all payments due under this Agreement. Partner shall require that such Sublicensee make such records available for inspection by Partner or an independent accounting firm selected by Partner, at least once during any Calendar Year in which the agreement between Partner and any Sublicensee is in effect and thereafter for a period of five (5) years after the Calendar Year to which the audit pertains. Upon the reasonable request of AVEO with respect to any such Sublicensee, and no more than once in any five Calendar Years, Partner shall exercise its audit rights with respect such Sublicensee and shall report the results of such audit to AVEO in accordance with Section 4.15(f).
(e)All information, data, documents and abstracts referred to in this Section 4.15 shall be used only for the purpose of verifying compliance with this Agreement, shall be treated as Partner’s Confidential Information subject to the obligations of this Agreement and need neither be retained more than one (1) year after completion of an audit hereof, if an audit has been requested; nor more than five (5) years from the end of the Calendar Year to which each shall pertain; nor more than three (3) years after the date of the expiration or termination of this Agreement.
(f)Audit results shall be shared between the Parties, and may be provided by AVEO to KHK. The auditor shall be bound by written obligations to Partner (and, where applicable, any Sublicensee) of confidentiality and non-use (other than uses required by this Section 4.15).

(g)If the audit reveals an underpayment, Partner shall promptly pay to AVEO the amount of such undisputed underpayment plus interest in accordance with Section 4.17. If the audit reveals that the undisputed monies owed by Partner to AVEO has been understated by more than ten percent (10%) for the period audited, Partner shall, in addition, pay the reasonable costs of such audit. If the audit reveals an undisputed overpayment, the amount of such overpayment shall be payable to Partner as provided in Section 4.10.
4.16AVEO Records; Inspection
(a)AVEO shall keep, and ensure that its Affiliates keep, complete and accurate records of its costs and expenses incurred under the Joint Development Plan and any Independent Study conducted by AVEO including all such records that may be necessary for the purposes of calculating all payments due by or to AVEO under this Agreement. AVEO shall make such records available for inspection by an accounting firm selected by Partner under Section 4.16(c) at Partner’s premises on reasonable notice during regular business hours (in accordance with the remaining provisions of this Section 4.16) no more than once in any Calendar Year. Such records shall be kept for a period of five (5) years from the end of the calendar quarter in which such costs or expenses were incurred.
(b)Upon timely request and at least thirty (30) days’ prior written notice from Partner, AVEO shall permit such audit to be conducted during regular business hours in such a manner as to not unnecessarily interfere with AVEO’s normal business activities. Such audit shall be limited to results in any period that has not previously been audited under this Section 4.16, not to exceed five (5) years prior to the audit notification.
(c)At Partner’s expense no more than once per Calendar Year, Partner has the right to retain an independent certified public accountant from a nationally recognized accounting firm to perform on behalf of Partner an audit, conducted in accordance with GAAP, of such books and records of AVEO and its Affiliates as are deemed necessary by the independent public accountant to report on its costs and expenses incurred under the Joint Development Plan and any Independent Study and the correctness of any report or payments made under this Agreement (all subject to subsection (b)).
(d)AVEO shall ensure that its licensees and contractors keep complete and accurate records of such licensees’ and contractors’ costs and expenses incurred under the Joint Development Plan and any Independent Study conducted by AVEO including all such records that may be necessary for the purposes of calculating all payments due under this Agreement. AVEO shall require that such licensees and contractors make such records available for inspection by Partner or an independent accounting firm selected by Partner, at least once during any Calendar Year.
(e)All information, data, documents and abstracts referred to in this Section 4.16 shall be used only for the purpose of verifying compliance with this Agreement, shall be treated as AVEO’s Confidential Information subject to the obligations of this Agreement and need neither be retained more than one (1) year after completion of an audit hereof, if an audit has been requested; nor more than five (5) years from the end of the Calendar Year to which each shall pertain; nor more than three (3) years after the date of the expiration or termination of this Agreement.
(f)Audit results shall be shared between the Parties. The auditor shall be bound by written obligations to AVEO (and, where applicable, any licensee or contractor) of confidentiality and non-use (other than uses required by this Section 4.16.

(g)If the audit reveals an underpayment by AVEO, AVEO shall promptly pay to Partner the amount of such undisputed underpayment plus interest in accordance with Section 4.17. If the audit reveals that the undisputed monies owed by AVEO to Partner has been understated by more than ten percent (10%) for the period audited, AVEO shall, in addition, pay the reasonable costs of such audit.
4.17Interest. If either Party fails to make any payment due to the other Party under this Agreement, then interest shall accrue from the date the particular payment is due until paid at a rate equal to the Dollars prime or equivalent rate per annum quoted by The Wall Street Journal on the first Business Day after such payment is due, plus [**] percent ([**]%).
ARTICLE 5.
PATENTS
5.1Ownership and Disclosure of Inventions.
(a)AVEO Program Inventions. AVEO shall solely own the AVEO Program Inventions and the AVEO Program Invention Patents.
(b)Partner Program Inventions. Partner shall solely own the Partner Program Inventions and Partner Program Invention Patents.
(c)Joint Inventions. AVEO and Partner shall jointly own (as provided for below in Section 5.1(d)) the Joint Inventions and Joint Patents.
(d)U.S. Patent Law Nature of Joint Ownership.
(i)The joint ownership of Joint Inventions and Joint Patents under Section 5.1(c) shall be, on a worldwide basis with respect to each jurisdiction in which such a jointly owned Patent exists, joint ownership in accordance with and bearing with it the same rights as the joint ownership interests would have under U.S. patent laws in the absence of a written agreement (including the right to practice the invention without having to obtain consent from and without having any duty of accounting to the other Party; and including the right to license others to do the same, without having to obtain consent from and without having any duty of accounting to the other Party), except solely to the extent explicitly provided to the contrary in this Agreement (including Article 3). Without limiting the generality of the foregoing, if under applicable law a separate written agreement is still required to formalize the joint ownership, the parties shall in good faith negotiate and execute such an agreement on terms consistent with this Agreement.
(ii)To implement the rights of joint ownership throughout the world as provided for in clause (i) above, each Party hereby assigns to the other, and hereby grants to the other all consents, licenses and waivers, in each case that are necessary to achieve such joint ownership and the rights associated with such joint ownership (as described in clause (i) above) worldwide, and agrees to provide documents evidencing or that may be required to record such assignments, consents, licenses and waivers promptly upon the other Party’s request. Each of the foregoing assignments and other grants is coupled with an interest. Promptly after being requested in writing, each Party shall provide to the other all documents and instruments required to evidence or record any such assignments, consents, licenses or waivers, or (to the extent otherwise consistent with this Agreement) to enforce rights in the assigned Patents. This Section 5.1(d)(ii) shall not be deemed, read, or used to contradict or undermine the Parties’ rights and obligations as set forth in Articles 3 and 4.

(e)Invention Disclosure. Without modifying or limiting the ownership and rights as provided for in Sections 5.1(a)-(d), each Party shall promptly disclose to the other Party any Partner Program Invention, AVEO Program Invention and Joint Invention, as applicable, prior to any public disclosure or filing of a patent application and allow sufficient time for comment and review by the other Party as to whether such other Party would recommend for a Patent to be filed (by the Party or Parties who is or are entitled to do so in accordance with Section 5.2).
5.2Prosecution of Patents.
(a)Listed AVEO Patents and AVEO Program Invention Patents.
Subject to Section 5.8:
(i)As between AVEO and Partner, AVEO shall be responsible for the filing, prosecution and maintenance of the Listed AVEO Patents and AVEO Program Invention Patents on a worldwide basis, including in the Partner Territory; provided that, Partner shall be responsible for paying one hundred percent (100%) of the prosecution and maintenance costs with respect to Listed AVEO Patents and AVEO Program Invention Patents in the Partner Territory (so long as such costs are reasonably and properly incurred and do not exceed an amount agreed to by the Parties acting in good faith).
(ii)Partner shall have the right to review and comment upon AVEO’s prosecution of the AVEO Program Invention Patents and Listed AVEO Patents, in each case in the Partner Territory. AVEO shall provide (or have provided by its patent attorney) to Partner, a copy of each substantive communication received from any patent authority, and a copy of each proposed submission to a patent authority in the Partner Territory regarding an AVEO Program Invention Patent reasonably in advance (but no less than thirty (30) days for Partner’s review) of making such filing. Furthermore, with respect to the preparation, filing, prosecution and maintenance of Listed AVEO Patents and AVEO Program Invention Patents in the Partner Territory, AVEO agrees to: (A) keep Partner reasonably informed with respect to such activities; (B) consult with Partner regarding such matters, including the final abandonment of any AVEO Program Invention Patent and Listed AVEO Patents claims; and (C) reasonably consider Partner’s comments.
(iii)If AVEO determines to abandon or not maintain any Patent that is a Listed AVEO Patent or an AVEO Program Invention Patent in each case in the Partner Territory, then AVEO shall provide Partner with at least thirty (30) days’ prior written notice of such determination. If Partner requests, and confirms its commitment to pay one hundred percent (100%) of the prosecution and maintenance costs with respect to such Patents, then AVEO shall not abandon and shall continue to maintain such Patents.
(b)Partner Patents.
Subject to Section 5.8:
(i)Partner shall be responsible for filing, prosecution and maintenance of the Partner Patents on a worldwide basis. Partner shall be responsible for paying one hundred percent (100%) of the prosecution and maintenance costs with respect to Partner Patents worldwide.
(ii)AVEO shall have the right to review and comment upon Partner’s prosecution of the Partner Patents in the AVEO Territory. Partner shall provide (or have provided by its patent attorney) to AVEO, a copy of each substantive communication received from any patent authority in the AVEO Territory, and a copy of each proposed submission to a patent authority regarding an Partner Patent reasonably in advance (but no less than thirty (30) days for AVEO’s review) of making such filing. Furthermore, with respect to the preparation, filing, prosecution and maintenance of Partner Patents in the AVEO Territory, Partner agrees to: (A) keep AVEO reasonably informed with respect to such activities; (B) consult with AVEO regarding such matters, including the final abandonment of any Partner Patent claims; and (C) reasonably consider AVEO’s comments.
(iii)If Partner determines to abandon or not maintain any Partner Patent in the AVEO Territory, then Partner shall provide AVEO with at least thirty (30) days’ prior written notice of such determination (or such other period of time reasonably necessary to allow AVEO to assume such responsibilities). If AVEO requests, AVEO may assume control, at its own expense, for the filing, prosecution and maintenance of any such Partner Patent solely owned by Partner that would otherwise have gone abandoned (but not, for clarity, any Partner Patent that is in-licensed or jointly-owned), without affecting any of the other financial terms set forth in this Agreement.
(c)Joint Patents.
Subject to Section 5.8:
(i)With respect to each Joint Invention, as between AVEO and Partner, Partner shall prepare, file, prosecute and maintain the corresponding Joint Patents in the Partner Territory, and AVEO shall prepare, file, prosecute and maintain the corresponding Joint Patents in the AVEO Territory and KHK Territory provided that the Parties shall mutually agree on which Party shall file the initial patent application disclosing any Joint Invention and shall mutually agree as to the content and scope of such first filing and shall share the costs equally. Partner shall be responsible for paying one hundred percent (100%) of the prosecution and maintenance costs with respect to Joint Patents in the Partner Territory and AVEO shall be responsible for paying one hundred percent (100%) of the prosecution and maintenance costs with respect to Joint Patents in the AVEO Territory and KHK Territory.
(ii)AVEO shall have the right to review and comment upon Partner’s prosecution and maintenance of Joint Patents in the Partner Territory, and Partner shall have the right to review and comment upon AVEO’s prosecution and maintenance of Joint Patents in the AVEO Territory and KHK Territory. The Party responsible for prosecution and maintenance (the “Prosecuting Party”) of Joint Patents shall provide (or have provided by its patent attorney) to the other Party, a copy of each substantive communication received from any patent authority, and a copy of each proposed submission to a patent authority regarding a Joint Patent reasonably in advance (but no less than thirty (30) days for the other Party’s review) of making such filing. Furthermore, the Prosecuting Party agrees to: (A) keep the other Party reasonably informed with respect to such activities; (B) consult with the other Party regarding such matters, including the final abandonment of any Joint Patent claims; and (C) reasonably consider the other Party’s comments.
(iii)If the Prosecuting Party determines to abandon or not maintain any Joint Patent, then such Prosecuting Party shall provide the other Party with at least sixty (60) days’ prior written notice of such determination (or such other period of time reasonably necessary to allow the other Party to assume such responsibilities). If the other Party requests, the other Party shall have the right, at its expense, to control the filing, prosecution and maintenance of the Patent that would otherwise have gone abandoned, without affecting any of the other financial terms set forth in this Agreement.

(d)Certain Proceedings. For the purposes of this Section 5.2, “prosecution” shall include defending the applicable Patents in proceedings such as oppositions, reexaminations, interferences, nullities or other administrative actions in which a Third Party contests the inventorship, validity, title or enforceability of a Patent; provided, however, in the event there is conflict between this Section 5.2 and Section 5.4, or conflict between Sections 5.2 and 5.5, then Section 5.4 or Section 5.5 shall control.
(e)Affiliates/Sublicensees. Partner may grant to its Affiliates or Sublicensees all or certain of its rights with respect to the preparation, filing, prosecution and maintenance of Partner Patents, set forth in this Section 5.2, and AVEO may grant to its Affiliates and Other Licensees all or certain of its rights with respect to the preparation, filing and prosecution of the Listed AVEO Patents and AVEO Program Invention Patents set forth in this Section 5.2.
5.3Patent Term Extensions. Unless the Parties agree otherwise (and subject to the terms of the KHK Agreement), AVEO and Partner agree that, in each country where one or more of the Licensed Patents is eligible for extension of the patent term, the composition of matter patent, designated as KRN 1 in Exhibit B to this Agreement (the “Composition Patent”), shall be extended. If the Composition Patent has not issued, has expired, or is otherwise not eligible for extension in a country in the Partner Territory, then AVEO and Partner shall discuss (with each other and, subject to Section 3.3(a), with KHK) and seek to reach mutual agreement for which, if any, of the Patents within the Licensed Patents, Partner shall apply to extend the patent term with respect to Licensed Products, pursuant to patent term extension laws or regulations or supplemental protection certificate laws and regulations in the Partner Territory. If AVEO and Partner cannot reach agreement as to whether to apply to extend the term of a particular Patent in the Partner Territory, then Partner shall have the right to make the final decision.Partner acknowledges that, KHK’s consent is required (in KHK’s sole discretion) for the extension of any Licensed Patent (as defined in the KHK Agreement) other than a License-Specific Licensed Patent (as defined in the KHK Agreement).
5.4Infringement of Patents by Third Parties.
(a)Notification. Each Party shall promptly notify the other Party in writing if the notifying Party reasonably believes that any Licensed Patent or Partner Patent is being or has been infringed or misappropriated in the Partner Territory, AVEO Territory and KHK Territory by a Third Party (such infringement, together with any that may be imminently threatened to occur by any potential generic version of a Licensed Product arising under the implementing procedures of 35 U.S.C. 271(e)(2) or ex-U.S. equivalent, “Infringement,” and “Infringe” shall be interpreted accordingly). In addition, AVEO shall promptly notify Partner in writing if AVEO receives any notice from KHK that any Partner Patent is Infringed in the KHK Territory.
(b)Competitive Infringement of Listed AVEO Patents, AVEO Program Invention Patents and Joint Patents.
(i)First Right. With respect to activities or conduct of a Third Party that compete with, or are expected to compete with, or otherwise materially affect the market for, Licensed Products in Partner Territory and in the Field (“Competitive Infringement”), Partner (or its Affiliate) shall have the first right, but not the obligation, to enforce the Listed AVEO Patents, AVEO Program Invention Patents and Joint Patents with respect to any such Competitive Infringement at its own expense. Partner shall reasonably consider AVEO’s comments on any such enforcement activities.
(ii)Back-up Right. If Partner does not bring action to prevent or abate the Competitive Infringement within [**] days after notification thereof to or by Partner pursuant to Section 5.4(a), then AVEO (or its Affiliate) shall have the right, but not the obligation, to bring an appropriate action against any Third Party engaged in such Competitive Infringement, whether direct or contributory, at its own expense; provided, however, that AVEO shall not initiate legal action without first conferring with Partner and considering in good faith Partner’s reasons for not bringing any such action.
(c)Competitive Infringement of Partner Patents. For purposes of clarity, Partner or its Affiliates shall have the sole right, but not the obligation, to enforce the Partner Patents with respect to any Competitive Infringement in the Partner Territory. Partner and its Affiliates shall keep AVEO reasonably informed with respect to any such enforcement activities, and shall reasonably consider AVEO’s comments on any such enforcement activities, including conferring with AVEO with respect to any decision by Partner or the applicable Affiliate for not bringing any action to prevent or abate the Competitive Infringement.
(d)Infringement Outside of the Field. As between AVEO and Partner, AVEO or its Affiliates shall have the sole right, but not the obligation, to enforce the Licensed Patents with respect to any Infringement outside of the Field, provided that AVEO shall not, and shall procure that its Affiliates, licensees, assignees or any other party that acquires rights in the Licensed Patents from AVEO do not, enforce any Licensed Patents outside the Field without Partner’s prior written consent, which shall not be unreasonably withheld. Without otherwise limiting Partner’s ability to withhold its consent, the Parties agree that it shall be reasonable for Partner to withhold such consent if Partner reasonably believes that (i) such enforcement presents a risk of the loss in whole or in part (directly or indirectly) of any of the Licensed Patents in the Partner Territory and (ii) that the total worldwide Net Sales of Licensed Product in the Partner Territory for the previous calendar year was more than $[**] . If Partner does consent to such enforcement action, AVEO and its Affiliates shall keep Partner reasonably informed with respect to any such enforcement activities to the extent reasonably likely to impact Partner’s rights in the Field. In situations of Infringement that is both in the Field and outside of the Field, or that is taking place in both the Partner Territory and the AVEO Territory, the Parties shall confer with each other and take such action in such manner as they shall agree, provided that each Party shall have the right to make decisions about enforcing Licensed Patents in its respective territory.
(e)KHK Right to Enforce Certain Infringements. Partner acknowledges that KHK has certain rights (but not the obligation) under the KHK Agreement to enforce certain Licensed Patents with respect to activities or conduct of a Third Party in or for the Field in the KHK Territory or outside the Field worldwide, and that each of the Party’s rights and obligations with respect to enforcement of Licensed Patents hereunder shall be subject to such KHK rights.
(f)Third Party Infringement of Joint Patents. With respect to any Third Party Infringement of Joint Patents in the Partner Territory outside of the Field, the Parties shall confer with each other and take such action in such manner as they shall agree. If the Parties are unable after a reasonable period of time to agree on how to proceed, then each Party may, at its own cost and expense, exercise its rights as joint owner of the affected Joint Patent in accordance with the allocation of joint ownership rights as expressed in Section 5.1.
(g)Participation of the Other Party with Respect to Infringement Suits. If a Party brings an action against Infringement under Section 5.4(b) or Section 5.4(f), the other Party shall be entitled to separate representation in such matter by counsel of its own choice and at its own expense, and such Party shall cooperate fully with the Party bringing such action including by being joined as a party plaintiff if necessary to obtain standing for such action (all at the expense of the prosecuting Party). Partner acknowledges that KHK has the right under the KHK Agreement to participate in any such action in accordance with the terms thereof.

(h)Settlement.
(i)AVEO shall not settle a claim brought under Section 5.4(b) or Section 5.4(f) involving AVEO Program Invention Patents or Joint Patents in a manner that would limit or restrict the ability of Partner to research, develop, make, have made, use, sell, offer for sale and import Licensed Products for use in the Field in the Partner Territory or impair the exclusivity of Partner’s rights hereunder without the prior written consent of Partner (which consent shall not be unreasonably withheld, conditioned or delayed) and, if applicable, KHK.
(ii)Partner shall not settle a claim brought under Section 5.4(b), Section 5.4(c) or Section 5.4(f) involving AVEO Program Invention Patents and Joint Patents or Partner Patents, as applicable, that would limit or restrict the ability of AVEO to research, develop, make, have made, use, sell, offer for sale and import Licensed Products in the AVEO Territory or for use outside of the Field worldwide, or that would limit or restrict the ability of KHK to sell Licensed Products in the KHK Territory or for use outside the Field worldwide, or impair the exclusivity of KHK’s rights under the KHK Agreement, in each case without the prior written consent of AVEO (which consent shall not be unreasonably withheld, conditioned or delayed) and, if applicable, KHK.
(i)Allocation of Proceeds. If monetary damages are recovered from any Third Party in an action brought by a Party under this Section 5.4, such recovery shall be allocated as set forth below:
(i)first, to reimburse the Parties for any costs and expenses incurred by such Parties in such litigation (including, for this purpose, a reasonable allocation of expenses of internal counsel or other personnel acting in such capacity (i.e., coordination of litigation matters and the like)) to the extent not previously reimbursed and, solely to the extent required under Section 5.5(g) of the KHK Agreement, to reimburse KHK for costs and expenses incurred by KHK in such litigation; and
(ii)second, with respect to actions brought by Partner under Section 5.4(b)(i) or 5.4(f) that claims an AVEO Product Invention (as defined in the KHK Agreement), the portion of any remaining amounts after the allocation in clause (i) above that represents recovery for Infringement in the Partner Territory shall be applied to KHK as follows:
(A)the portion of any such remaining amounts that represents recovery for [**] on any action brought under Section 5.4(b)(i) above (1) to the extent [**], with the remaining portion of the [**] that does not represent treble or punitive damages being allocated to AVEO and Partner in accordance with clause (iii) below; and (2) [**] percent ([**]%) of any [**] representing [**] shall be allocated to KHK with the remaining [**] percent ([**]%) allocated to AVEO and Partner in accordance with clause (iii) below;
(B)the [**] on any action brought by KHK after exercising its back-up enforcement rights under Section 6.5(b)(ii) of the KHK Agreement shall be allocated to KHK in the same amount as under subclause (A) above;
(C)the portion of any such remaining amounts that represents recoveries in relation to lost sales of Licensed Products in the AVEO Territory or outside of the Field (as such term is defined in the KHK Agreement) in the Partner Territory shall be allocated to KHK; and

(D)the portion of any such remaining amounts that represents recovery for Infringement in an action brought with respect to any Licensed Patents that fall within the definition of Jointly Owned Product Patents (as defined in the KHK Agreement) or Joint Other Invention Patents (as defined in the KHK Agreement) pursuant to Section 6.5(d) of the KHK Agreement shall be [**] percent ([**]%) to KHK and [**] percent ([**]%) to Partner unless KHK and AVEO agree in writing to a different allocation (which agreement AVEO shall not provide to KHK without Partner’s agreement on such terms); and
(iii)with respect to actions brought by Partner under Section 5.4(b)(i), or 5.4(f), any remaining amounts after the allocation in clauses (i) and (ii) above shall be allocated [**] percent ([**]%) to AVEO and [**] percent ([**]%) to Partner ; and
(iv)with respect to actions brought by AVEO under Section 5.4(b)(ii), 5.4(d) or 5.4(f), any remaining amounts after the allocation in clause (i) above shall, as between AVEO and Partner, be retained by AVEO.
(j)    Affiliates/Sublicensees. Partner may grant to its Affiliates or Sublicensees its rights to enforce Licensed Patents as set forth in this Section 5.4, and vice versa for AVEO and its Affiliates and its Other Licensees.
5.5Infringement of Third-Party Rights. If any Licensed Product manufactured, used or sold by Partner, its Affiliates or Sublicensees for use in the Field becomes the subject of a Third Party’s claim or assertion of Infringement of a Patent granted by a jurisdiction within the Partner Territory, the Party first having notice of the claim or assertion shall promptly notify the other Party, and the Parties shall promptly confer to consider the claim or assertion and the appropriate course of action. Unless the Parties otherwise agree in writing, each Party shall have the right to defend itself against a suit that names it as a defendant, subject to the indemnification provisions of Article 8. Neither Party shall enter into any settlement of any claim described in this Section 5.5 that affects the other Party’s rights or interests (or the rights or interests of KHK under the KHK Agreement) without such other Party’s (or KHK’s, if applicable) written consent, which consent shall not be unreasonably withheld or delayed. In any event, the Parties shall reasonably assist one another and cooperate in any such litigation at the other Party’s request and expense.
5.6Patent Marking. Partner (or its Affiliate, Sublicensee or Distributor) shall mark Licensed Products marketed and sold by Partner (or its Affiliate, Sublicensee or Distributor) hereunder with appropriate Licensed Patent numbers or indicia at AVEO’s request to the extent permitted by applicable law, in those countries in which such notices affect recoveries of damages or equitable remedies available with respect to infringements of patents.
5.7Patent Oppositions and Other Proceedings. If either Party desires to bring an opposition, action for declaratory judgment, nullity action, interference, reexamination or other attack upon the validity, title or enforceability of a Patent owned or controlled by a Third Party that covers or may cover the manufacture, use for the Field or sale of any Licensed Product, such Party shall so notify the other Party. The Parties shall discuss in good faith the rationale for, and proposed actions to be taken, with respect to such opposition or other action.
5.8In-Licensed Patents.
(a)Partner acknowledges that:

(i)pursuant to Section 6.2(a) of the KHK Agreement, KHK shall have the first right and responsibility for filing, prosecution and maintenance of the Listed AVEO Patents and any other Licensed Patents that fall within the definition of Kirin Product Invention Patents (as defined in the KHK Agreement) on a worldwide basis, with AVEO having step-in rights on prosecution and maintenance if KHK determines to abandon or not maintain any such Listed AVEO Patent and also under Section 6.2(a) of the KHK Agreement AVEO has the right to inter alia review and comment on such prosecution. In relation to such Patents in the Partner Territory in the Field, AVEO shall provide Partner with the same rights as AVEO has under Section 6.2(a) of the KHK Agreement (except as to the assumption of abandoned Patents) and shall promptly pass all comments of Partner to KHK;
(ii)pursuant to Section 6.2(c) of the KHK Agreement, KHK shall have the first right and responsibility for filing, prosecution and maintenance of any Licensed Patents that fall within the definition of Jointly Owned Product Patents (as defined in the KHK Agreement) in the KHK Territory, and, as between KHK and AVEO, AVEO shall have the first right and responsibility for filing, prosecution and maintenance of such Licensed Patents in the Partner Territory, subject to (A) keeping the other party reasonably informed with respect to such activities, consulting with the other party on such matters (including with respect to final abandonment of any claims), and reasonably considering the other party’s comments, (B) reasonable cooperation and mutual agreement on (and sharing costs equally with respect to) filings that are applicable to both the KHK Territory and the Partner Territory, and (C) the other party having the right to step-in on prosecution and maintenance if the original prosecuting party determines to abandon or not maintain any such Licensed Patent in the would-be-abandoning party’s territory;
(iii)pursuant to Section 6.2(d) of the KHK Agreement, KHK and AVEO have agreed to confer and agree upon which party shall prosecute and/or maintain any Joint Other Invention Patent (as defined in the KHK Agreement). AVEO shall not undertake such conference or agreement with KHK with respect to any Licensed Patent without the Parties’ mutual agreement (which agreement shall not be unreasonably withheld, conditioned or delayed by either Party);
(iv)if AVEO or Partner, as applicable, does not bring action to prevent or abate Competitive Infringement of any Licensed Patents within [**] days (or [**] days in the case of an action brought under the Hatch-Waxman Act or any ex-U.S. equivalent of the Hatch-Waxman Act) after notification thereof to or by such Party pursuant to Section 5.4(a) above, then KHK shall have a back-up right under Section 6.5(b)(ii) of the KHK Agreement to bring, at its own expense, an appropriate action in the Partner Territory against any person or entity engaged in any such Competitive Infringement directly or contributorily. The Parties acknowledge that KHK has agreed under the KHK Agreement not to initiate legal action without first conferring with AVEO (and AVEO shall not undertake such conference without Partner to the extent related to any Competitive Infringement in the Partner Territory, unless otherwise mutually agreed by the Parties) and considering in good faith AVEO’s (and Partner’s, if applicable) reasons for not bringing any such action;
(v)KHK shall have the sole right under Section 6.5(b)(iii) of the KHK Agreement to enforce the Listed AVEO Patents and Licensed Patents that fall within the definition of Kirin Product Invention Patents (as defined in the KHK Agreement) and/or Jointly Owned Product Patents (as defined in the KHK Agreement) with respect to activities or conduct of a Third Party in or for the Field in the KHK Territory or outside the Field (as defined in the KHK Agreement) worldwide;

(vi)KHK shall have the exclusive right under Section 6.5(c) of the KHK Agreement to prevent or abate any Infringement of any Listed AVEO Patents or Licensed Patents that fall within the definition of Kirin Product Invention Patents (as defined in the KHK Agreement) anywhere in the world (including in the Partner Territory) other than Competitive Infringement in the Partner Territory or Infringement in the AVEO Territory resulting from activities or conduct of a Third Party in the KHK Territory that compete with, or are expected to compete with, or otherwise materially affect the market for, Licensed Products in the AVEO Territory. In such event, the Parties acknowledge that KHK has agreed to notify AVEO of such Infringement (in which event, AVEO shall notify Partner) and to keep AVEO reasonably informed with respect to the disposition of any action taken in connection therewith (in which event, AVEO shall pass along such information to Partner);
(vii)With respect to any Third Party Infringement of any Licensed Patents that fall within the definition of Jointly Owned Product Patents (as defined in the KHK Agreement) anywhere in the world (including in the Partner Territory) other than a Competitive Infringement in the Partner Territory or an Infringement in the KHK Territory that competes with, or is expected to compete with, or otherwise materially affect the market for, Licensed Products in the KHK Territory, AVEO (and Partner, with respect to any Competitive Infringement in the Partner Territory) shall confer with KHK pursuant to Section 6.5(d) of the KHK Agreement and take such action in such manner as all parties agree. If the parties are unable after a reasonable period of time to agree on how to proceed, then KHK and AVEO may exercise their rights as joint owners of the affected Licensed Patent in accordance with the allocation of joint ownership rights as expressed in Section 6.1 of the KHK Agreement; and
(viii)Pursuant to Section 6.5(e) of the KHK Agreement, if either AVEO or Partner brings an action against Infringement related to any of the Licensed Patents under Section 5.4 above for which KHK has back-up enforcement rights, the Parties acknowledge that KHK shall be entitled to separate representation in such matter by counsel of its own choice and at its own expense.
(b)    Subject to Section 3.7, without limiting the generality of clause (a) above, if there are at any time any Licensed Patents that are in-licensed by AVEO instead of owned by AVEO (or any AVEO Affiliate) and that are made known to Partner by AVEO in writing, then Sections 5.2, 5.3 and 5.4 shall apply to the prosecution or enforcement of such Patents, as the case may be, in the same way as if they were Licensed Patents owned by AVEO, to the full extent AVEO has prosecution and enforcement rights under the agreement by which AVEO received its license rights to such Patents that are in-licensed by AVEO instead of owned by AVEO (or any AVEO Affiliate), and subject to the rights of the Third Party licensor under such agreement.
(c)    If there are at any time any Partner Patents that are in-licensed by Partner instead of owned by Partner (or a Partner Affiliate) and that are made known to AVEO by Partner in writing, then Sections 5.2, 5.3 and 5.4 shall apply to the prosecution and enforcement of such Patents, as the case may be, in the same way as if they were Partner Patents owned by Partner, to the full extent Partner has prosecution and enforcement rights under the agreement by which Partner received its license rights to such Partner Patents that are in-licensed by Partner instead of owned by Partner (or an Partner Affiliate), and subject to the rights of the Third Party licensor under such agreement.
5.9Trademarks.
(a)Trademark Cross License. Partner may select and own one or more trademarks of its choice for the packaging, promotion, marketing and sale of the Licensed

Products in the Partner Territory.Each of the Parties agrees to grant to the other Party an exclusive, fully paid-up, royalty-free, sublicenseable license to use the granting Party’s trademark(s) for packaging, promotion, marketing and sale of the Licensed Products (or AVEO’s products in the AVEO Territory) in each Party’s respective territory; provided, however, (i) the good will associated with each trademark shall remain with the granting Party, (ii) the granting Party shall have the right to review in advance and consent (such consent not to be unreasonably withheld or delayed) to each proposed use of the granting Party’s trademark by the other Party, and (iii) each Party agrees that it will not use the granting Party’s trademarks in a manner that may harm the goodwill or reputation of the granting Party in relation to the Licensed Product or otherwise.
(b)Compensation. Each of the Parties agrees to reimburse the granting Party for all costs of filing, obtaining and maintaining registration of the trademarks in the grantee Party’s territory.
(c)Termination. Upon the expiration or termination of this Agreement, each Party shall immediately discontinue (except for a reasonable period not to exceed 180 days to sell existing inventory) all use of the other Party’s trademarks at no cost whatsoever to the granting Party, and each Party shall immediately return to the granting Party all material relating to the granting Party’s trademarks.
ARTICLE 6.
CONFIDENTIALITY
6.1Core Confidential Information. Each Party shall, and shall cause its Affiliates and contractors and their respective officers, directors, employees and agents to, keep confidential, and not publish or otherwise disclose, and not use directly or indirectly for any purpose, any confidential and proprietary information of such Party relating to any Licensed Compounds or Licensed Products (the “Core Information”); except to the extent (i) the Core Information is in the public domain through no fault of such Party, its Affiliates or any of their respective officers, directors, employees or agents, (ii) such disclosure or use would be expressly permitted under Section 6.3 as if such information was Confidential Information, (iii) such information is of the type customarily disclosed in the ordinary course of business, including in scientific journals or in scientific, industry or investor meetings, and such disclosure would not materially and adversely affect the rights of the other Party under this Agreement, or (iv) such disclosure or use is otherwise expressly permitted by the terms of this Agreement. For clarification, the disclosure by AVEO to Partner or by Partner to AVEO of Core Information shall not cause such information to cease to be subject to the provisions of this Section 6. In the event this Agreement is terminated in its entirety this Section 6.1 shall have no continuing force or effect and Core Information shall be deemed to be Confidential Information of AVEO or Partner, as applicable, for purposes of the surviving provisions of this Agreement.
6.2Treatment of Confidential Information. The Parties agree that during the Term, and for a period of five (5) years after the Term expires in the last country in which it expires or is terminated, a Party receiving Confidential Information of the other Party shall (a) maintain in confidence such Confidential Information to the same extent such Party maintains its own most highly confidential proprietary information (but at a minimum each Party shall use Commercially Reasonable Efforts), (b) not disclose such Confidential Information to any Third Party without prior written consent of the other Party, and (c) not use such Confidential Information for any purpose except those permitted by this Agreement or the KHK Agreement.

6.3Authorized Disclosure. Notwithstanding Section 6.1 or Section 6.2, a Party may disclose Confidential Information of the other Party to the extent such disclosure is reasonably necessary in the following instances:
(a)filing for, prosecuting or maintaining Patents;
(b)regulatory filings;
(c)prosecuting or defending litigation;
(d)complying with applicable governmental regulations and/or submitting information to tax or other governmental authorities, provided that if the receiving Party is required by law to make any public disclosures of Confidential Information of the disclosing Party, to the extent it may legally do so, it will give reasonable advance notice to the disclosing Party of such disclosure and will use its reasonable efforts to secure confidential treatment of Confidential Information prior to its disclosure (whether through protective orders or otherwise);
(e)to (i) its Affiliates, and to prospective and actual licensees, sublicensees, employees, consultants, agents, accountants, lawyers, advisors and investors, and (ii) others in order to (and solely to the extent required to) exercise such Party’s rights or fulfill its obligations under this Agreement and the KHK Agreement (including commercialization and/or sublicensing of Licensed Patents, Licensed Know-How or Licensed Products) on a need to know basis, each of whom in (i) and (ii) prior to disclosure must be bound by similar obligations of confidentiality and non-use substantially equivalent in scope to those set forth in this Article 6 and that are of reasonable duration in view of the circumstances of the disclosure; and
(f)to the extent mutually agreed to in writing by the Parties.
6.4Termination of Prior Agreements. This Agreement supersedes the Prior Agreement. All information exchanged between the Parties under or otherwise subject to the Prior Agreement shall be deemed Confidential Information (in accordance with and to the extent set forth in the definition of such term in Article 1), and shall be subject to the terms of this Article 6.
6.5Publicity.
(a)The Parties have agreed to issue a joint press release in the form and with the content set forth in Exhibit D for the initial public announcement of the execution of this Agreement. Any other publication, news release or other public announcement regarding the execution or terms of this Agreement, shall first be reviewed and approved by both Parties, which approval shall not be unreasonably withheld, conditioned or delayed.
(b)In addition, Partner shall notify AVEO in advance of any public announcement regarding Licensed Products’ performance and achievements hereunder. AVEO shall have the right to review and comment upon such public announcement and Partner agrees to reasonably consider AVEO’s comments.
(c)The terms of this Agreement shall be treated as Confidential Information of both Parties.
(i)Such terms may be disclosed by a Party to individuals or entities covered by Section 6.3(e)(i) (but not Section 6.3(e)(ii), except for KHK) above, each of whom prior to disclosure must be bound by similar obligations of confidentiality and non-use substantially equivalent in scope to those set forth in this Article 6.
(ii)Disclosure of the terms of this Agreement (but not other Confidential Information received from the other Party) may also be made, to actual or potential bankers, lenders, and investors of the disclosing Party, who are bound to obligations of confidentiality and non-use substantially equivalent in scope to those set forth in this Article 6; provided, however, that Partner shall not be permitted to disclose the terms of the KHK Agreement.
(iii)In addition, if AVEO is legally required to file a copy of this Agreement with the U.S. Securities and Exchange Commission (“SEC”) in connection with such Party’s regular reporting obligations as a public company, AVEO shall attempt to obtain confidential treatment of economic and trade secret information for which such treatment is reasonably available in accordance with applicable laws and regulations and SEC practice.
(iv)The Parties acknowledge that AVEO is required under Section 7.4 of the KHK Agreement to obtain KHK’s prior approval (not to be unreasonably withheld, conditioned or delayed) with respect to any publication, news release or public announcement regarding the terms of the KHK Agreement, to use good faith efforts to notify KHK in advance of any significant public announcement regarding Licensed Products’ performance and achievement and, if either Party is required to file a copy of this Agreement with the SEC, to provide KHK, at least thirty (30) days in advance of such filing, with a draft set of redactions to this Agreement (as it relates to the KHK Agreement) for which any confidential treatment will be sought, and to incorporate KHK’s comments as to additional terms KHK would like to see redacted, and seek confidential treatment for such additional terms (except only in the limited circumstances where confidential treatment is manifestly unavailable). Partner shall reasonably cooperate with AVEO with respect to AVEO’s efforts to comply with the foregoing obligations to KHK under the KHK Agreement.
6.6Publications. The Parties acknowledge that AVEO is required under Section 7.5 of the KHK Agreement to provide KHK with an opportunity to review any proposed abstracts, manuscripts or scientific presentations (including verbal presentations) which relate to development or commercialization activities for any Licensed Product, at least thirty (30) days prior to their intended submission for publication, and to not submit any such abstract or manuscript for publication until KHK is given a reasonable period of time to secure patent protection for any material in such publication which it believes to be patentable. Partner shall reasonably cooperate with AVEO with respect to AVEO’s efforts to comply with the foregoing obligation to KHK under the KHK Agreement.
ARTICLE 7.
REPRESENTATIONS AND WARRANTIES
7.1General Representations and Warranties. Each Party represents, warrants and covenants to the other that:
(a)It is duly organized and validly existing under the laws of its state or country of incorporation, and has full corporate power and authority to enter into this Agreement and to carry out the provisions hereof.
(b)It is duly authorized to execute and deliver this Agreement and to perform its obligations hereunder, and the person or persons executing this Agreement on its behalf has and have been duly authorized to do so by all requisite corporate action.

(c)This Agreement is legally binding upon it and enforceable in accordance with its terms. The execution, delivery and performance of this Agreement by it does not conflict with any agreement, instrument or understanding, oral or written, to which it is a party or by which it may be bound, nor violate any material law or regulation of any court, governmental body or administrative or other agency having jurisdiction over it.
(d)It has not granted, and shall not grant during the Term of the Agreement, any right to any Third Party which would conflict with the rights granted to the other Party hereunder. It has (or shall have at the time performance is due) maintained and shall maintain and keep in full force and effect all agreements necessary to perform its obligations hereunder.
(e)It is not aware of any action, suit or inquiry or investigation instituted by any governmental agency which questions or threatens the validity of this Agreement.
7.2AVEO’s Warranties. AVEO represents and warrants to Partner that, as of the Effective Date:
(a)It has supplied Partner with a true, correct and complete copy of the KHK Agreement and the Pharmstandard Agreement and Ophthotech Agreement.
(b)The KHK Agreement is in full force and effect and is legally binding upon AVEO and KHK.
(c)To AVEO’s Knowledge, KHK does not have cause to terminate the KHK Agreement and AVEO is not in default under any material provision of the KHK Agreement.
(d)The Listed AVEO Patents are owned or Controlled solely and exclusively by AVEO in the Field, free and clear of any liens, charges and encumbrances, and AVEO has the right to grant to Partner the rights and licenses set forth hereunder.
(e)Except as may be provided in the KHK Agreement, Ophthotech Agreement and the Pharmstandard Agreement, neither AVEO nor its Affiliates, nor to AVEO’s Knowledge KHK or its Affiliates, has granted expressly or otherwise any assignment, license or other extension of right, covenant not to sue or other similar interest or benefit, exclusive or otherwise, to, under or in the Licensed Patents or the Licensed Know-How with respect to the Licensed Compound and or the Licensed Products in the Field for the Partner Territory, and no Third Party other than KHK has retained any right or other similar interest or benefit, exclusive or otherwise to under or in the Licensed Patents in the Field in the Partner Territory,
(f)The Listed AVEO Patents set out on Exhibit B is a complete and accurate list of all Patents Controlled by AVEO anywhere in the Partner Territory that claim the composition of the Licensed Compound, the current Licensed Product formulation, any method that is specific to manufacturing the Licensed Compound or currently used by or on behalf of AVEO or its Affiliates to manufacture the Licensed Compound or the use of the Licensed Compound in the Field or that are otherwise necessary or required for Partner to fully exercise its rights under this Agreement.
(g)To AVEO’s Knowledge, prior to the Effective Date, the Licensed Patents are being diligently procured from the respective patent offices in accordance with applicable law and the Licensed Patents have been filed and maintained properly and correctly and all applicable fees have been paid on or before the due date for payment.

(h)Neither AVEO nor its Affiliates nor, to AVEO’s Knowledge, KHK, has received any written notice of any claim, and does not know of any grounds for such a claim, that any Patent or trade secret right owned or controlled by a Third Party would be infringed or misappropriated by the use, sale, offer for sale or importation of Licensed Compounds or Licensed Products as contemplated by this Agreement.
(i)Neither AVEO nor its Affiliates, or to AVEO’s Knowledge KHK nor its Affiliates, is aware of the existence of any documentation or publication or conduct by or on behalf of KHK or AVEO or their Affiliates that would bring into question the validity or enforceability of the Listed AVEO Patents.
(j)To AVEO’s Knowledge, (i) no proceeding is pending or threatened that challenges AVEO’s or KHK’s ownership or Control, as applicable, of the Licensed Patents, and (ii) the Licensed Patents are not subject to any pending or threatened re-examination, opposition, interference or litigation proceedings, and AVEO does not know of any grounds for any such foregoing proceedings.
(k)To AVEO’s Knowledge, apart from those companies selling the Licensed Compound for research use, the Licensed Technology is not being infringed or misappropriated by any Third Party..
(l)Other than matters which have been disclosed in AVEO’s filings with the United States Securities and Exchange Commission, there is no action, claim, demand, suit, proceeding, arbitration, grievance, citation, summons, or subpoena of any nature (civil, criminal, regulatory or otherwise), in law or in equity, pending or, to AVEO’s Knowledge, threatened, or any grounds for any, against AVEO or its Affiliates relating to the Licensed Patents, the Licensed Know-How or the transaction contemplated by this Agreement.
(m)Other than payments to AVEO’s Third Party contractors in connection with Section 1.49 of this Agreement, none of the Licensed Patents Controlled by AVEO at the Effective Date or the Licensed Know-How require the payment of consideration by AVEO or its Affiliates, or by Partner or its Affiliates, to any Third Party (excluding KHK) in connection with the grant of rights to Partner and its Affiliates under this Agreement, or the exercise of such rights by Partner or its Affiliates.
(n)To AVEO’s Knowledge, each of the Listed AVEO Patents properly identifies each and every inventor of the claims thereof as determined in accordance with the laws of the jurisdiction in which such Listed AVEO Patent is issued or such application is pending.
(o)To AVEO’s Knowledge, each person who has or has had any rights in or to any Listed AVEO Patents has assigned and has executed an agreement assigning its entire right, title and interest in and to such Listed AVEO Patents to AVEO or KHK as appropriate. To AVEO’s Knowledge, no current officer, employee, agent or consultant of AVEO or any of its Affiliates or KHK or any of its Affiliates is in violation of any term of any assignment or other agreement regarding the protection of Licensed Patents.
(p)To AVEO’s Knowledge, the inventions claimed or covered by the Listed AVEO Patents (a) were not conceived, discovered, developed or otherwise made in connection with any research activities funded, in whole or in part, by the federal government of the United States or any agency thereof and (b) are not a “subject invention” as that term is described in 35 U.S.C. Section 201(e) and (c) are not otherwise subject to the provisions of the Patent and Trademark Law Amendments Act of 1980, as amended, codified at 35 U.S.C. §§ 200-212, as amended, as well as any regulations promulgated pursuant thereto, including in 37 C.F.R. Part 401.
(q)AVEO has made (or will make as provided in this Agreement) available to Partner all Regulatory Documentation and Licensed Know-How listed in Exhibit C in its possession or Control related to the Licensed Compound or the Licensed Products. All such Regulatory Documentation is (and if made available after the Effective Date, will be) true, complete and correct.
(r)[Intentionally omitted].
(s)Neither AVEO nor to AVEO’s Knowledge any licensee (including KHK), nor any of its or their respective officers or employees has (a) committed (or after the Effective Date, will commit) an act, (b) made (or after the Effective Date, will make) a statement or (c) failed (or after the Effective Date, will fail) to act or make a statement that, in any case ((a), (b) and (c)), that (i) would be or create an untrue statement of material fact or fraudulent statement to the FDA or any other Regulatory Authority with respect to the development of the Licensed Compound or the Licensed Products or (ii) could reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery and Illegal Gratuities”, set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto or any analogous laws or policies in the Partner Territory, with respect the exploitation of the Licensed Compound or the Licensed Products.
(t)AVEO and to AVEO’s Knowledge, KHK and AVEO’s Other Licensees, have conducted, all exploitation of the Licensed Compound and the Licensed Products, and the Regulatory Documentation has been prepared and maintained, in accordance with applicable good laboratory and clinical practice and law.
(u)True, complete and correct copies (as of the Effective Date) of all material adverse information with respect to the safety and efficacy of the Licensed Compound known to AVEO have been provided to Partner at least two (2) days prior to the Effective Date.
(v)To AVEO’s Knowledge, the representations and warranties of AVEO in this Agreement and the information, documents and materials furnished to Partner in connection with its period of diligence prior to the Effective Date, do not, taken as a whole and in light of the nature of such information, documents and materials and taking into consideration the information that Partner has learned prior to the Effective Date during its diligence process, (a) contain any untrue statement of a material fact or (b) omit to state any material fact necessary to make the statements or facts contained therein, in light of the circumstances of Partner’s decision to enter into this Agreement, not misleading.
(w)To AVEO’s Knowledge (which for clarity shall not require any additional investigation by AVEO’s external intellectual property counsel) the license grant of the Licensed Technology to Partner pursuant to the terms of this Agreement provides Partner with all intellectual property rights necessary to manufacture and exploit the Licensed Compound for the RCC Indication in the Field in the Partner Territory.
7.3AVEO’s Covenants
(a)Except for the development and manufacture of Licensed Products pursuant to, and in accordance with, the terms and conditions set forth in Sections 3.3(e)(i) and 3.5 of this Agreement, during the Term neither AVEO nor any of its Affiliates (i) shall develop or commercialize any Competing Product in the Partner Territory, (ii) shall collaborate with any

Third Party, shall grant to any Third Party the right, or shall engage in activities on behalf of any Third Party, to develop or commercialize any Competing Product, in each case in the Partner Territory or (iii) shall grant to any Third Party any license or other right under any Licensed Technology to develop or commercialize any Competing Product in the Partner Territory.
(b)AVEO agrees that any amendments to the KHK Agreement that adversely affect Partner’s rights or obligations under this Agreement shall be agreed by AVEO only with the prior written consent of Partner, not to be unreasonably withheld or delayed.
7.4Partner’s Warranties and Covenants.
(a)Except for the development and commercialization of Licensed Products pursuant to, and in accordance with, the terms and conditions set forth in this Agreement, during the Term neither Partner nor any of its Affiliates (i) shall develop or commercialize any Competing Product in the Partner Territory or the AVEO Territory, (ii) shall collaborate with any Third Party, shall grant to any Third Party the right, or shall engage in activities on behalf of any Third Party, to develop or commercialize any Competing Product, in each case in the Partner Territory or the AVEO Territory, or (iii) shall grant to any Third Party any license or other right under any Licensed Technology to develop or commercialize any Competing Product in the Partner Territory or the AVEO Territory.
(b)Partner represents and warrants to AVEO that as of the Effective Date it does not have any VEGF Receptor Inhibitor at any stage of development or commercialization for the diagnosis, prevention or treatment of any form of cancer. Partner further covenants and agrees, that in case it or an Affiliate or Sublicensee proposes to develop or commercialize any VEGF Receptor Inhibitor in the Field in the Partner Territory, Partner shall:
(i)provide an overall clinical development plan for the Licensed Compound (if Partner is conducting any development) (at the same level of detail as the AVEO Overall Clinical Development Plan as defined in the KHK Agreement) to AVEO;
(ii)to exert at least Commercially Reasonable Efforts to develop and commercialize Licensed Products (without any lowering of such standard on account of any other VEGF Receptor Inhibitor);
(iii)to exert efforts on Licensed Products at least as great as any other VEGF Receptor Inhibitor, taking into account all relevant factors such as the relative stage of development of the products, unique development issues related to each of the products, and potential uses for the products;
(iv)Promptly (within no more than [**] days after requested by KHK) meet with the KHK Development Committee (as defined in the KHK Agreement) and AVEO through a representative of the Partner at the level of at least Vice President or above.
(c)Partner represents, warrants and covenants that in the course of the development of Licensed Products, it shall not during the Term use, any employee or consultant who has been debarred by the applicable Regulatory Authorities, or, to the best of Partner’s knowledge, who was or is the subject of debarment proceedings by the applicable Regulatory Authorities. Partner further covenants that Partner and its Sublicensees, and their respective officers, agents and employees, will not commit or fail to commit any act, or make or fail to make any statement that would be or create an untrue statement of material fact or fraudulent statement to any Regulatory Authority with respect to the development or commercialization of the Licensed Compound or the Licensed Products or could reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery and Illegal Gratuities”, set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto or any analogous laws or policies in the Partner Territory, with respect the exploitation of the Licensed Compound or the Licensed Products.
7.5Disclaimer Concerning Technology. EXCEPT AS OTHERWISE EXPRESSLY PROVIDED HEREIN, THE PATENTS AND KNOW-HOW PROVIDED BY EACH PARTY HEREUNDER ARE PROVIDED “AS IS” AND EACH PARTY EXPRESSLY DISCLAIMS ANY AND ALL WARRANTIES OF ANY KIND, EXPRESS OR IMPLIED, INCLUDING WITHOUT LIMITATION THE WARRANTIES OF DESIGN, MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NONINFRINGEMENT OF THE INTELLECTUAL PROPERTY RIGHTS OF THIRD PARTIES OR ARISING FROM A COURSE OF DEALING, USAGE OR TRADE PRACTICES, IN ALL CASES WITH RESPECT THERETO. Without limiting the generality of the foregoing, each Party expressly does not warrant (a) the success of activities performed pursuant to this Agreement or (b) the safety, efficacy or usefulness for any purpose of the Patents or Know-How it provides under this Agreement or the subject matter of them.
ARTICLE 8.
INDEMNIFICATION
8.1Indemnification by Partner.
(a)Partner shall indemnify, hold harmless and defend AVEO and each of its Affiliates, all of their respective officers, directors, employees and agents, and each of their respective successors, heirs and assigns (collectively, the “AVEO Indemnitees”) from and against any and all losses, damages, liabilities, judgments, fines, amounts paid in settlement, expenses and costs of defense (including reasonable attorneys’ fees and witness fees) (collectively, “Losses”) resulting from any demand, claim, action or proceeding brought or initiated by a Third Party (each, a “Third-Party Claim”) against any AVEO Indemnitees(s) to the extent that such Third-Party Claim arises out of:
(i)the breach or alleged breach of any representation, warranty or covenant by Partner in Article 7 of this Agreement;
(ii)any breach of any term of this Agreement by a Partner Indemnitee;
(iii)the negligence or willful misconduct of any Partner Indemnitee (defined in Section 8.2); or
(iv)the research, development, manufacture, storage, handling, use, sale, offer for sale or importation of Licensed Products by or for the Partner Indemnitees, provided that such Third Party Claim results from negligence or willful misconduct of Partner Indemnitees;
provided in each case that (x) the AVEO Indemnitees comply with the procedure set forth in Section 8.3; and (y) such indemnity shall not apply to the extent AVEO has an indemnification obligation pursuant to Section 8.2 for such Loss or such Loss was caused by a breach of any term of this Agreement by any AVEO Indemnitee. Partner shall require equivalent indemnification of the AVEO Indemnitees as in clause (iii) of the foregoing sentence from each Sublicensee as to such Sublicensee’s activities described in such clause (iii).

(b)Partner shall indemnify, hold harmless and defend KHK, KHK’s Affiliates, KHK’s and its Affiliates’ sublicensees and all of the respective officers, directors, employees and agents of each of the foregoing entities (collectively, the “KHK Indemnitees”) from and against any and all Losses resulting from any Third-Party Claim against any KHK Indemnitees(s) to the extent that such Third-Party Claim arises out of the research, development, manufacture, storage, handling, use, sale, offer for sale or importation of Licensed Compounds or Licensed Products; provided that (i) the KHK Indemnitees comply with the procedure set forth in Section 8.3 of the KHK Agreement; and (ii) such indemnity shall not apply to the extent KHK has an indemnification obligation pursuant to Section 9.2 of the KHK Agreement for such Loss.
8.2Indemnification by AVEO.
(a)AVEO shall indemnify, hold harmless and defend Partner, Partner’s Affiliates, Partner’s and its Affiliates’ Sublicensees and all of the respective officers, directors, employees and agents of each of the foregoing entities (collectively, the “Partner Indemnitees”) from and against any and all Losses resulting from any Third-Party Claim against them to the extent that such Third-Party Claim arises out of:
(i)the breach or alleged breach of any representation, warranty or covenant by AVEO in Article 7 of this Agreement; or
(ii)any breach of any term of this Agreement by an AVEO Indemnitee; or
(iii)the negligence or willful misconduct of any AVEO Indemnitee;
provided in each case that (y) the Partner Indemnitees comply with the procedure set forth in Section 8.3; and (z) such indemnity shall not apply to the extent Partner has an indemnification obligation pursuant to Section 8.1 for such Loss or such Loss was caused by a breach of any term of this Agreement by any Partner Indemnitee.
(b)In addition, the Parties acknowledge that, pursuant to Section 9.2 of the KHK Agreement, KHK has agreed to indemnify, hold harmless and defend AVEO and its sublicensees and all of the respective officers, directors, employees and agents of the foregoing entities from and against any and all Losses resulting from any Third-Party Claim against AVEO or its sublicensees to the extent that such Third-Party Claim arises out of:
(i)the breach or alleged breach of any representation, warranty or covenant by KHK in Article 8 of the KHK Agreement; or
(ii)the negligence or willful misconduct of any Kirin Indemnitee (as defined in the KHK Agreement);
provided in each case that (x) AVEO and the applicable sublicensee(s) comply with the procedure set forth in Section 9.3 of the KHK Agreement, and (y) such indemnity shall not apply to the extent that AVEO has an indemnification obligation to KHK for such Loss pursuant to Section 9.1 of the KHK Agreement.
(c)If Partner, as a sublicensee of AVEO, seeks to be indemnified by KHK with respect to a Third-Party Claim as set forth in Section 8.2(b) above and pursuant to Section 9.2 of the KHK Agreement (“Partner Third-Party Claim”), Partner shall promptly notify

AVEO thereof and, in order to ensure compliance with the procedure set forth in Section 9.3 of the KHK Agreement, each Party shall comply with the procedures set forth below:
(i)To the extent that AVEO receives prompt notice from Partner of any Partner Third-Party Claim, AVEO shall provide KHK with prompt notice of such Partner Third-Party Claim giving rise to KHK’s indemnification obligation pursuant to Section 9.2 of the KHK Agreement and the exclusive ability to defend (with the reasonable cooperation of AVEO and Partner, at KHK’s expense on a pass-through basis) or settle any such claim. The Parties acknowledge that, pursuant to Section 9.3 of the KHK Agreement, KHK has agreed not to enter into any settlement for damages other than monetary damages without AVEO’s written consent (which consent shall not be given by AVEO unless and until the Parties mutually agree to do so, such agreement not to be unreasonably withheld, delayed or conditioned by either Party).
(ii)The Parties acknowledge that, pursuant to Section 9.3 of the KHK Agreement, AVEO has the right to participate in the defense of any claim or suit that has been assumed by KHK under Section 9.2 of the KHK Agreement. If requested by Partner, AVEO shall use its reasonable efforts to obtain KHK’s consent to Partner’s participation, along with AVEO, in the defense of any claim or suit with respect to any Partner Third-Party Claim that has been assumed by KHK under Section 9.2 of the KHK Agreement; it being understood that any participation by Partner in such suit or claim shall be conducted at Partner’s own expense and with counsel of Partner’s own choice
(iii)The Parties acknowledge that, pursuant to Section 9.3 of the KHK Agreement, if AVEO and KHK cannot agree as to the application of Section 9.1 or Section 9.2 of the KHK Agreement as to any particular Partner Third-Party Claim (which agreement shall not be given or withheld by AVEO unless and until the Parties mutually agree to do so, such agreement not to be unreasonably withheld, delayed or conditioned by either Party), AVEO and KHK may conduct separate defenses of such Partner Third-Party Claim. In such case, as between AVEO and Partner, AVEO shall have the exclusive right to assume the defense of such Partner Third-Party Claim, including any settlement thereof (provided that AVEO shall not enter into any settlement for damages other than monetary damages without Partner’s written consent, which shall not be unreasonably withheld, delayed or conditioned), and Partner shall have the right to participate in such defense, at Partner’s own expense and using counsel of Partner’s own choice. The Parties acknowledge that AVEO reserves the right, and shall use its best efforts, to claim indemnity from KHK in accordance with Section 9.2 of the KHK Agreement upon resolution of the underlying Partner Third-Party Claim.
8.3Procedure. To be eligible for its AVEO Indemnitees or Partner Indemnitees (as applicable) to be indemnified hereunder, a Party shall provide the indemnifying Party with prompt notice of the Third-Party Claim giving rise to the indemnification obligation pursuant to this Article 8 and the exclusive ability to defend (with the reasonable cooperation of the indemnified Party, at the defending Party’s expense on a pass-through basis) or settle any such claim; provided, however, that the indemnifying Party shall not enter into any settlement other than by the payment of monetary damages without the indemnified Party’s written consent, such consent not to be unreasonably withheld, delayed or conditioned. The indemnified Party shall have the right to participate, at its own expense and with counsel of its choice, in the defense of any claim or suit that has been assumed by the indemnifying Party. If the Parties cannot agree as to the application of Sections 8.1 and 8.2 to any particular Third Party Claim, the Parties may conduct separate defenses of such Third Party Claim. Each Party reserves the right to claim indemnity from the other in accordance with Sections 8.1 and 8.2 above upon resolution of the underlying claim, notwithstanding the provisions of this Section 8.3 requiring the indemnified Party to tender to the indemnifying Party the exclusive ability to defend such claim or suit.

8.4Insurance. Partner shall procure and maintain insurance or self- insurance, including product liability insurance, adequate to cover its obligations hereunder and which are consistent with normal business practices of prudent companies similarly situated, at all times during which any Licensed Product is being clinically tested in human subjects or commercially distributed or sold by or on behalf of Partner. At a minimum, prior to the first Marketing Approval of a Licensed Product in the Partner Territory, Partner shall be insured for [**] Dollars ($[**]) to cover its obligations under this Agreement. After receipt of such Marketing Approval, Partner shall be insured for a minimum of [**] Dollars ($[**]) to cover its obligations under this Agreement. It is understood that such insurance or self-insurance shall not be construed to create a limit of Partner’s liability with respect to its indemnification obligations under this Article 8. Partner shall provide AVEO with written evidence of such insurance or self-insurance upon request. Partner shall provide AVEO with written notice at least thirty (30) days prior to the cancellation, non-renewal or material change in such insurance or self-insurance which materially adversely affects the rights of AVEO hereunder.
8.5Limitation of Liability. EXCEPT TO THE EXTENT SUCH PARTY MAY BE REQUIRED TO INDEMNIFY THE OTHER PARTY UNDER THIS ARTICLE 8 OR IN RESPECT OF A BREACH OF ARTICLE 6, NEITHER PARTY NOR ITS RESPECTIVE AFFILIATES AND LICENSEES (INCLUDING SUBLICENSEES AND OTHER LICENSEES) SHALL BE LIABLE FOR SPECIAL, INCIDENTAL, EXEMPLARY, CONSEQUENTIAL OR PUNITIVE DAMAGES, INCLUDING LOST PROFITS, ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT, WHETHER IN CONTRACT, WARRANTY, TORT (INCLUDING NEGLIGENCE), STRICT LIABILITY OR OTHERWISE.
ARTICLE 9.
TERM AND TERMINATION
9.1Term. This Agreement shall become effective on the Effective Date and, unless it is earlier terminated pursuant to this Article 9, shall continue on a Licensed Product-by-Licensed Product and country by country basis in the Partner Territory until the expiration of the Royalty Term in a country (the “Term”), at which time Partner shall have an irrevocable, perpetual, fully paid-up, fully sublicensable, exclusive license to the Licensed Technology in respect of such Licensed Product in such country.
9.2Termination for Breach.
(a)Notice. If either Party believes that the other is in material breach of this Agreement, then the non-breaching Party may deliver written notice of such breach to the other Party. To be an effective notice under this Section 9.2(a), the written notice must (i) explicitly reference this Section 9.2, and (ii) explicitly state that if the breach is not cured, the notifying Party will have the right to terminate this Agreement as follows: in the event of a material breach of this Agreement, the non-breaching Party shall have the right to terminate this Agreement in its entirety (if the breach is material to the Agreement as a whole) or, if the breach is material to the Agreement in a Partner Region, with respect to such Partner Region (according to where the breach occurs). The allegedly breaching Party shall have ninety (90) days from receipt of such notice to cure such breach; provided that the cure period shall be thirty (30) days for breaches involving nonpayment of any amount due hereunder.
(b)Failure to Cure. If the Party receiving notice of breach fails to cure such breach within such ninety (90) day period (or thirty (30) day period in the case of non-payment breaches), the Party originally delivering the notice may terminate this Agreement effective immediately upon delivery of a second written notice to the allegedly breaching Party. Notwithstanding the foregoing: (a) except in the event the basis of the alleged material breach is a failure to make payment(s) under this Agreement, such ninety (90)-day cure period shall be extended for an additional ninety (90) days or such longer period as is reasonably required to cure such breach if the breaching Party is employing ongoing, good faith efforts to cure such alleged material breach; (b) in the event the basis of the alleged material breach is a failure to make payment(s) under this Agreement and the alleged breaching Party (i) notifies the non-breaching Party, during such thirty (30)-day cure period, of a bona fide dispute regarding whether such payment(s) are due and (ii) pays the undisputed portion of such payment(s) on or before providing such notice, such thirty (30)-day cure period shall be tolled pending resolution of such dispute pursuant to Section 10, and in the event the dispute is finally resolved against the Party allegedly in material breach, the applicable cure period shall commence upon such final resolution; and (c) in the event the basis of the alleged material breach is other than a failure to make payment(s) under this Agreement and the alleged breaching Party notifies the non-breaching Party, during such ninety (90)-day cure period, of a bona fide dispute regarding the alleged breach, such ninety (90)-day cure period shall be tolled pending resolution of such dispute pursuant to Section 10, and in the event the dispute is finally resolved against the Party allegedly in material breach, the applicable cure period shall commence upon such final resolution.
9.3Termination for Bankruptcy. This Agreement may be terminated by either Party immediately upon written notice to the other Party and to the extent permitted under applicable laws, rules, or regulations, upon the filing or institution of bankruptcy, reorganization, liquidation or receivership proceedings, or upon an assignment of a substantial portion of the assets for the benefit of creditors by the other Party; provided, however, that in the case of any involuntary bankruptcy proceeding such right to terminate shall only become effective if the other Party consents to the involuntary bankruptcy or such proceeding is not dismissed within ninety (90) days after the filing thereof.
9.4Termination for Patent Challenge. If Partner or any of its Affiliates or Sublicensees (a) initiates or requests an interference, post-grant review, inter-partes review, reexamination, protest, opposition, nullity or similar proceeding with respect to any Licensed Patent, (b) makes, files or maintains any claim, demand lawsuit, or cause of action to challenge the validity or enforceability of any Licensed Patent, (c) opposes any extension of, or the grant of a supplementary protection certificate with respect to, any Licensed Patent, or (d) funds or otherwise provides material assistance to any other Person with respect to any of the foregoing, AVEO shall have the right to terminate this Agreement upon thirty (30) days’ prior written notice to Partner. Any such termination shall only become effective if Partner or its Affiliate or Sublicensee, as applicable, has not withdrawn such action before the end of the above notice period.
9.5Elective Termination. Partner shall have the right, in its sole discretion, to terminate this Agreement on a Partner Region by Partner Region basis or in its entirety by providing not less than one hundred eighty (180) days’ prior written notice to AVEO; provided, however, that Partner shall be obligated to continue to share in any costs of development previously agreed and committed to in writing as part of a Joint Development Plan (i.e., costs for ongoing clinical trials agreed to prior to such termination as part of a Joint Development Plan, even where such trials continue beyond termination).
9.6AVEO’s Rights upon Certain Terminations. Upon termination of this Agreement by AVEO under Section 9.2, 9.3 or 9.4 or by Partner under Section 9.5 (but not expiration of this Agreement):
(a)License Termination. The licenses granted by AVEO to Partner under Article 3 shall terminate.

(b)Regulatory Filings. To the extent permitted by applicable law, Partner shall transfer to AVEO all filings made with a Regulatory Agency in any jurisdiction that must be made prior to commencing clinical testing in humans, applications for Marketing Approval, Marketing Approvals, Pricing Approvals, drug dossiers, master files and other regulatory filings and regulatory correspondence related to any Licensed Compounds or Licensed Products that it Controls as of the effective date of such termination. If Partner is restricted under applicable law from transferring ownership of any of the foregoing items to AVEO, Partner shall grant AVEO (or its designee) a right of reference or use to such item. Partner shall take all permitted actions reasonably necessary to effect such transfer or grant of right of reference or use to AVEO.
(c)Data. Partner shall transfer to AVEO its entire right, title, and interest in and to all preclinical and clinical data, Clinical Regulatory Filings, Safety Data and all other supporting data, including pharmacology, toxicology, chemistry and biology data, in Partner’s Control as of the effective date of such termination related to, and to the extent necessary or reasonably useful for AVEO to continue the development, manufacture or commercialization of, Licensed Compounds and Licensed Products.
(d)No Further Representations. Partner shall discontinue making any representation regarding its status as a licensee of AVEO in the Partner Territory and in the Field for Licensed Compounds and Licensed Products and shall cease conducting all activities with respect to the marketing, promotion, sale or distribution of all of the foregoing.
(e)Transition Assistance. To the extent requested by AVEO, for a period of [**] months following the effective date of termination, Partner shall also provide such assistance as may be reasonably necessary to transfer and/or transition over a reasonable period of time to AVEO any licenses and other contracts specific to Licensed Compounds and Licensed Products (including clinical trial and manufacturing agreements with respect thereto), to the extent such agreements are in effect as of the effective date of termination and such assignment is permitted.
(f)Remaining Inventories. AVEO shall have the right to purchase from Partner all of the inventory of Licensed Products held by Partner as of the effective date of termination at a price equal to Partner’s fully burdened manufacturing cost, determined in accordance with GAAP. AVEO shall notify Partner within [**] months after termination whether AVEO elects to exercise such right.
(g)Transfer of Contracts. To the extent requested by AVEO, for a period of six (6) months following the effective date of termination, Partner shall provide, at a reasonable cost to AVEO, such assistance as may be reasonably necessary to transfer or transition over such period of time to AVEO any license agreements or other contracts specific to Licensed Compounds and Licensed Products (including clinical trial and manufacturing agreements), to the extent such agreements are in effect as of the effective date of termination and such assignment or transfer is permitted.
(h)Prosecution and Enforcement. The provisions of Article 5 (other than Section 5.1) shall be terminated; provided that, as between the Parties, AVEO shall have the sole right (but not the obligation) to prosecute, maintain and enforce all Licensed Patents and Joint Patents, and Partner shall provide such assistance and cooperation as may be reasonably necessary in connection with the transition of prosecution and enforcement responsibilities to AVEO with respect to any Licensed Patents and Joint Patents with respect to which Partner (or its Affiliate or Sublicensee) had prosecution, maintenance or enforcement responsibility prior to the effective date of termination, including execution of such documents as may be necessary to effect such transition.

(i)Transfer of Marketing-Related Materials. Partner shall transfer to AVEO all promotional materials, customer data, competitive intelligence data, market research and other materials, information or data related to the marketing, promotion or sale of Licensed Compounds and Licensed Products Controlled by Partner as of the effective date of such termination, to the extent necessary or reasonably useful for the commercialization of Licensed Compounds and Licensed Products.
(j)Affiliates and Sublicensees.    Partner shall cause its Affiliates and Sublicensees to comply with Section 9.6 as if they were Partner.
9.7Grant Back. Upon termination of this Agreement for any reason, Partner shall grant to AVEO, and hereby does grant, an irrevocable, perpetual, royalty bearing, worldwide, non-exclusive license, with the right to grant sublicenses, under the Partner Patents, Partner Know-How Controlled by Partner, Joint Inventions and Joint Patents to develop, make, have made, use, sell, offer for sale or import Licensed Compounds and Licensed Products. Royalties shall be payable by AVEO to Partner only if AVEO uses the license to Partner Patents in the AVEO Territory, and shall be at a reasonable royalty rate to be established by an expert in such determinations agreed to by both Parties, and otherwise on the same terms as set out herein in relation to Licensed Products and the terms of Sections 4.3.4, 4.4, 4.7, 4.8, 4.9, 4.10, 4.11, 4.12, 4.13, 4.14, 4.15 and 4.17 shall apply mutatis mutandis.
9.8Partner’s Rights upon Certain Terminations. Upon termination of this Agreement by Partner under Sections 9.2, 9.3 or 9.5, (a) the licenses granted by AVEO to Partner under Article 3 shall terminate and (b) Partner shall discontinue making any representation regarding its status as a licensee of AVEO in the Partner Territory and in the Field for Licensed Compounds and Licensed Products and shall cease conducting all activities with respect to the marketing, promotion, sale or distribution of all of the foregoing.
9.9Survival.
(a)The following provisions shall survive any expiration or termination of this Agreement in its entirety: Articles 6, 8 and 10, and Sections 2.6, 2.8, 3.3(e), 4.15, 4.16 (for a period of one year post termination or expiry), 7.5, 9.1, 9.6, 9.7, 9.8, 11.2, 11.3, 11.5, 11.6, 11.7, 11.8, 11.12, 11.13, 11.14 and 11.15.
(b)Expiration and termination of this Agreement shall not relieve the Parties of any liability which accrued hereunder prior to the effective date of such termination nor preclude either Party from pursuing all rights and remedies it may have hereunder or at law or in equity with respect to any breach of this Agreement nor prejudice either Party’s right to obtain performance of any obligation.
ARTICLE 10.
DISPUTE RESOLUTION
10.1Seeking Consensus. If any dispute, controversy or claim arising out of or relating to the validity, construction, enforceability, performance or breach of this Agreement arises between the Parties (a “Dispute”), then upon the written request of either Party, the Parties shall have senior executives with decision-making authority of each Party meet and discuss the matter in good faith. The written request shall explain the nature of the Dispute and refer to the relevant provisions of the Agreement upon which the Dispute is based. The complaining Party shall also set forth a proposed solution to the problem, including a suggested time frame within which the Parties must act. The non-complaining Party must respond in writing within [**] days of receiving the notice with an explanation, including references to the relevant provisions of the

Agreement and a response to the proposed solution and suggested time frame for action. The complaining Party must initiate the scheduling of this resolution meeting. The Parties shall have such senior executives, and other personnel as necessary, meet within [**] days after the initial request in writing by either Party. The Parties shall discuss possible options for resolving the Dispute, including a discussion of whether mediation may be a useful mechanism for resolving the Dispute; provided that neither Party shall be obligated to enter into or participate in mediation. If the matter is not resolved within [**] following the request for discussions, and the Parties have not agreed upon mediation, then either Party may then invoke arbitration in accordance with this Article 10. If mediation takes place and is unsuccessful, then either Party may then invoke arbitration in accordance with this Article 10.
10.2Arbitration.
(a)Notice of Arbitration. Any Dispute which may arise between the Parties that is not resolved pursuant to Section 10.1 shall be settled by binding arbitration as set forth in this Section 10.2, excluding any Patent Disputes as specified in Section 10.5 (which shall be resolved pursuant to Section 10.5). Either Party, following the end of the [**] day period referenced in Section 10.1, may refer such issue to arbitration by submitting a written notice of such request to the other Party.
(b)Selection of Arbitrators. The number of arbitrators to resolve any Dispute submitted to arbitration under Section 10.2(a) shall be three (3). Each Party shall select one (1) arbitrator within [**] days following receipt of notice under Section 10.2(a), and the two arbitrators selected by the Parties shall be responsible for selecting the third arbitrator. Each arbitrator shall be neutral and independent of both Parties and all of their respective Affiliates, shall have significant experience and expertise in licensing and partnering agreements in the pharmaceutical and biotechnology industries. If the two arbitrators selected by the Parties cannot agree on a third arbitrator within [**] days following either Party’s request for arbitration hereunder, then such third arbitrator shall be appointed by JAMS, Inc. which arbitrator must meet the foregoing criteria.
(c)Location; Proceedings. The place of arbitration shall be New York, New York. The proceedings shall be conducted pursuant to the rules set forth by JAMS, Inc. for streamlined arbitration proceedings. All proceedings and communications shall be in English. Each Party shall have the right to be represented by counsel of its own choosing.
(d)Discovery. The Parties agree that discovery appropriate to the issues in the dispute shall be permitted in the arbitration, including reasonable document requests, pre-hearing exchanges of information, expert witness disclosures, limited depositions of important witnesses and other appropriate discovery; provided that such discovery shall be limited to the narrower of (i) the scope of discovery agreed to by the Parties, or if none can be agreed, established by the arbitrators, and (ii) such discovery as would be permitted by the Federal Rules of Civil Procedure and is approved by the arbitrators, keeping in mind the goal of an expedited and efficient proceeding.
(e)Procedural Rules; Statute of Limitations. The arbitration shall be governed by the procedural and substantive law set forth in Section 10.3. The statute of limitations of the State of New York applicable to the commencement of a lawsuit shall apply to the commencement of arbitration under this Article 11; provided that such statute of limitations shall be tolled with respect to the subject matter of any Dispute upon delivery of a Party’s written request under Section 10.1 relating to such Dispute; provided, further, that if the senior executives are unable to resolve such Dispute within the [**] day period specified in Section 10.1, the Parties agree to file the notice of arbitration within [**] days thereafter.

(f)Costs. Each Party shall bear its own costs and expenses and attorneys’ fees in the arbitration, except that the arbitrators may order the non-prevailing Party to bear all or an appropriate part (reflective of the relative success on the issues) of the costs and expenses and reasonable attorneys’ fees incurred by the prevailing Party based on the relative merits of each Party’s positions on the issues in the Dispute. The Party that substantially prevails in the arbitration proceeding shall be reimbursed any payments it has made in respect of the arbitrators’ fees and expenses and any administrative fees of arbitration.
(g)Award. Any award rendered by the arbitrators shall be final and binding on the Parties, and shall be governed by the terms and conditions hereof, including the limitation on damages set forth in Section 8.5. Any award to be paid by one Party to the other Party as determined by the arbitrators shall be promptly paid in Dollars free of any tax, deduction or offset; and any costs, fees or taxes incident to enforcing the award shall, to the maximum extent permitted by applicable law, be charged against the Party resisting enforcement. Each Party agrees to abide by the award rendered in any arbitration conducted pursuant to this Article 10, judgment may be entered upon the final award in any court of competent jurisdiction, including any court of competent jurisdiction in the United States or in Japan. The award shall include interest from the date of any damages incurred for breach of the Agreement, and from the date of the award until paid in full, at the rate set forth in Section 4.17.
(h)Confidentiality. All proceedings and decisions of the arbitrator shall be deemed Confidential Information of each of the Parties, and shall be subject to Article 6. Except as required by applicable law, neither Party shall make (or instruct the arbitrator to make) any public announcement with respect to the proceedings or decision of the arbitrators without prior written consent of the other Party. The existence of any dispute submitted to arbitration, and the award, shall be kept in confidence by the Parties and the arbitrators, except as required in connection with the enforcement of such award or as otherwise required by applicable law.
(i)Survivability. Any duty to arbitrate under this Agreement shall remain in effect and be enforceable after termination of this Agreement for any reason.
10.3Governing Law. This Agreement shall be governed by and construed under the substantive laws of the State of New York, excluding any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of this Agreement to the substantive law of another jurisdiction.
10.4Injunctive Relief; Remedy for Breach of Exclusivity. Nothing in this Article 10 will preclude either Party from seeking equitable relief or interim or provisional relief from a court of competent jurisdiction, including a temporary restraining order, preliminary injunction or other interim equitable relief, concerning a dispute either prior to or during any arbitration if necessary to protect the interests of such Party or to preserve the status quo pending the arbitration proceeding. Specifically, the Parties agree that a material breach by either Party of its obligations in Article 6 of this Agreement may cause irreparable harm to the other Party, for which damages may not be an adequate remedy. For the avoidance of doubt, nothing in this Section 10.4 shall otherwise limit a breaching Party’s opportunity to cure a material breach as permitted in accordance with Section 9.2.
10.5Patent Disputes. Notwithstanding Section 10.2, any Dispute relating to the scope, validity, enforceability or infringement of any Licensed Patents, Partner Patents or Joint Patents shall be submitted to a court of competent jurisdiction in the country in which such Patent rights were granted or arose.

ARTICLE 11.
MISCELLANEOUS
11.1Export Control. This Agreement is made subject to any restrictions concerning the export of products or technical information from the United States or other countries which may be imposed upon or related to AVEO or Partner from time to time. Each Party agrees that it shall not export, directly or indirectly, any technical information acquired from the other Party under this Agreement or any products using such technical information to a location or in a manner that at the time of export requires an export license or other governmental approval, without first obtaining the written consent to do so from the appropriate agency or other governmental entity.
11.2Entire Agreement; Amendment. This Agreement (including the Exhibits hereto) sets forth the complete, final and exclusive agreement and all the covenants, promises, agreements, warranties, representations, conditions and understandings between the Parties hereto and supersedes and terminates all prior agreements and understandings between the Parties (including the Prior Agreement with respect to Confidential Information). There are no covenants, promises, agreements, warranties, representations, conditions or understandings, either oral or written, between the Parties other than as are set forth herein and therein. No subsequent alteration, amendment, change or addition to this Agreement shall be binding upon the Parties unless reduced to writing and signed by an authorized officer of each Party.
11.3Bankruptcy. All rights and licenses granted under or pursuant to this Agreement by either Party to the other are and shall be deemed to be, for purposes of Section 365(n) of the U.S. Bankruptcy Code, licenses of rights to “intellectual property” as defined under Section 101(52) of the U.S. Bankruptcy Code. Each Party agrees that the other Party, as a licensee of such rights under this Agreement, shall retain and may fully exercise all of its rights and elections under the U.S. Bankruptcy Code. Without limiting the foregoing, the Parties further agree that if a bankruptcy proceeding is commenced by or against one Party (the “Debtor”) then, in the event the Debtor rejects this Agreement pursuant to Section 365 of the U.S. Bankruptcy Code or otherwise applicable law and the other Party elects to retain its rights hereunder pursuant to Section 365(n) of the U.S. Bankruptcy Code or otherwise applicable law, the other Party shall be entitled to a complete duplicate of (or complete access to, as appropriate) any such intellectual property and all embodiments of such intellectual property. The Parties further agree, without limiting the foregoing, that unless and until the Debtor rejects this Agreement pursuant to applicable law, the Debtor shall perform all of its obligations hereunder or immediately provide to the other Party a complete duplicate of (or complete access to, as appropriate) any such intellectual property and all embodiments of such intellectual property, and the same, if not already in the other Party’s possession; provided, however, that upon assumption of this Agreement by the Debtor pursuant to Section 365 of the U.S. Bankruptcy Code or otherwise applicable law, the other Party shall promptly return all such tangible materials, intellectual property and embodiments thereof that have been provided to it solely as a result of this Section 11.3.
11.4Force Majeure. Both Parties shall be excused from the performance of their obligations under this Agreement to the extent that such performance is prevented by a Force Majeure and the nonperforming Party promptly provides notice of the prevention to the other Party. Such excuse shall be continued so long as the condition constituting Force Majeure continues and the nonperforming Party takes reasonable efforts to remove the condition. For purposes of this Agreement, “Force Majeure” means conditions beyond a Party’s reasonable control or ability to plan for, including acts of God, war, terrorism, civil commotion, labor strike or lock-out, epidemic, failure or default of public utilities or common carriers, and destruction of production facilities or materials by fire, earthquake, storm or like catastrophe; provided, however, the payment of invoices due and owing hereunder shall not be excused by reason of a Force Majeure affecting the payor.
11.5Notices. Any notice required or permitted to be given under this Agreement shall be in writing, shall specifically refer to this Agreement and shall be deemed to have been sufficiently given for all purposes if mailed by first class certified or registered mail, postage prepaid, express delivery service or personally delivered. Unless otherwise specified in writing, the mailing addresses of the Parties shall be as described below.
If to Partner:
EUSA Pharma (UK) Limited
Breakspear Park,
Breakspear Way,
Hemel Hempstead, HP24TZ
United Kingdom
Attention: Chief Executive Officer
In the case of AVEO:
AVEO Pharmaceuticals, Inc.
One Broadway, 14th Floor
Cambridge, Massachusetts 02142
Attention: Chief Executive Officer
Copy to: VP Corporate Development and Alliance Management
Facsimile: (617) 995-4995
with a required copy to:
Choate, Hall & Stewart
Two International Place
Boston, MA 02110
Attn: Robert A. Licht, Esq.
11.6Maintenance of Records. Each Party shall keep and maintain all records required by law or regulation with respect to Licensed Products and shall make copies of such records available to the other Party upon request.
11.7Construction. This Agreement has been prepared jointly and shall not be strictly construed against either Party. Any reference in this Agreement to an Article, Section, subsection, paragraph, clause, or Exhibit shall be deemed to be a reference to any Article, Section, subsection, paragraph, clause, or Exhibit, of or to, as the case may be, this Agreement. Except where the context otherwise requires, (a) any definition of or reference to any agreement, instrument or other document refers to such agreement, instrument other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein or therein), (b) any reference to any laws refers to such laws as from time to time enacted, repealed or amended, (c) the words “herein,” “hereof” and hereunder,” and words of similar import, refer to this Agreement in its entirety and not to any particular provision hereof, (d) the words “include,” “includes” and “including” shall be deemed to be followed by the phrase “but not limited to,” “without limitation” or words of similar import, and (e) the word “or” has the inclusive meaning represented by the phrase “and/or”, (f) the words “date hereof” refers to the Effective Date, (g) the word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if”; and (g) definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms.
11.8Ambiguities. Ambiguities, if any, in this Agreement shall not be construed against any Party, irrespective of which Party may be deemed to have authored the ambiguous provision.
11.9Assignment. Neither this Agreement nor any right or obligation hereunder may be assigned or otherwise transferred by any Party without the consent of the other Party; provided, however, that any Party may, without such consent, assign this Agreement, (a) in whole or in part (divided on a geographic basis but not otherwise), to any of its respective Affiliates; provided that such Party shall remain jointly and severally liable with such Affiliate in respect of all obligations so assigned; such Affiliate has acknowledged and confirmed this in writing effective as of such assignment or other transfer; and such Affiliate shall be bound by this Agreement as if it were a party to it as and to the identical extent applicable to the transferor; or (b) as a whole, if either Party merges with, or all or substantially all of its business or assets are acquired by, another entity (whether by merger, sale of assets, sale of stock, by way of security to a bank or other financial institution, or otherwise) (an “M&A Event”), to the Party’s merger partner or the acquirer as part of that M&A Event. Each Party agrees that, notwithstanding any provisions of this Agreement to the contrary, if this Agreement is assigned by a Party in connection with an M&A Event, such assignment shall not provide the non-assigning Party with rights or access to intellectual property or technology of the acquirer of the assigning Party. Any permitted assignment shall be binding on the successors of the assigning Party. Any assignment or attempted assignment by either Party in violation of the terms of this Section 11.9 shall be null and void.
11.10Independent Contractors. It is expressly agreed that AVEO and Partner shall be independent contractors and that the relationship between them shall not constitute a partnership, joint venture or agency. Neither AVEO nor Partner shall have the authority to make any statements, representations or commitments of any kind, or to take any action, which shall be binding on the other Party, without the prior written consent of the other Party to do so.
11.11Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Signature pages may be exchanged electronically in portable document format (.pdf) form.
11.12Severability. If any provision of this Agreement is held to be invalid or unenforceable in the alternative dispute resolution proceedings specified in Article 10 from which no court appeal can be or is taken, the provision shall be considered severed from this Agreement and shall not serve to invalidate any remaining provisions hereof. The Parties shall make a good faith effort to replace any invalid or unenforceable provision with a valid and enforceable one such that the objectives contemplated by the Parties when entering this Agreement may be realized.
11.13Headings. The headings for each article and section in this Agreement have been inserted for convenience of reference only and are not intended to limit or expand on the meaning of the language contained in the particular article or section.
11.14No Waiver. Any delay in enforcing a Party’s rights under this Agreement or any waiver as to a particular default or other matter shall not constitute a waiver of such Party’s rights to the subsequent enforcement of its rights under this Agreement, excepting only as to an express written and signed waiver as to a particular matter for a particular period of time executed by an authorized officer of the waiving Party.
11.15No Third Party Beneficiaries. Except as expressly set forth in this Agreement, no Third Party shall be deemed an intended third party beneficiary hereunder or have any right to enforce any obligation of this Agreement.
11.16Costs. Each Party shall bear its own legal costs of and incidental to the preparation, negotiation and execution of this Agreement.
11.17Further Assurances. Each Party shall perform, or caused to be performed, all further acts and things and execute and deliver such further documents as may be necessary or as the other Party may reasonably require to implement or give effect to this Agreement
[signature page follows]

IN WITNESS WHEREOF, Partner and AVEO have caused this Agreement to be executed by their duly authorized officers as of the Effective Date.
EUSA PHARMA (UK) LIMITED     AVEO PHARMACEUTICALS, INC.
By:    /s/ Lee Morley                By:    /s/ Michael Bailey
Name:    Lee Morley                Name:
Title:    CEO                    Title:    President & Chief Executive Officer